SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  April, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Financial Statement" dated on December 31, 2008.

Financial Statements

Telecomunicações de São Paulo S.A. -TELESP

December 31, 2008 and 2007

With Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Financial statements

December 31, 2008 and 2007

Report of independent auditors

(A free translation of the original report issued in Portuguese)

Shareholders, Management and Board Members

Telecomunicações de São Paulo S.A. – TELESP

São Paulo - SP

1. We have audited the accompanying balance sheets (company and consolidated) of Telecomunicações de São Paulo S.A. – TELESP as of December 31, 2008, and the related statements of income, shareholders’ equity, cash flows and value added for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audit in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of Telecomunicações de São Paulo S.A. – TELESP, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management of Telecomunicações de São Paulo S.A. – TELESP, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telecomunicações de São Paulo S.A. – TELESP at December 31, 2008, and the results of its operations, its shareholders’ equity, its cash flows and value added for the year then ended, in accordance with the accounting practices adopted in Brazil.

4. We have formerly audited the financial statements (company and consolidated) for the year ended December 31, 2007, comprising the balance sheet as of that date, and the related statements of operations, of shareholders’ equity and of changes in financial position for the year then ended, in addition to supplementary information including the statements of cash flows and of value added, on which we issued an unqualified report dated February 18, 2008. As mentioned in Note 3, the accounting practices adopted in Brazil were subjected to changes effective from January 1, 2008. The financial statements for the year ended December 31, 2007, presented in conjunction with 2008 financial statements, were prepared in accordance with the accounting practices effectively adopted in Brazil through December 31, 2007 and, as allowed by CPC Technical Pronouncement No. 13 – First Time Adoption of Law No. 11638/07 and Provisional Executive Act No. 449/08, do not include any adjustments for purposes of comparison between the years.

São Paulo, February 16, 2009. ERNST & YOUNG Auditores Independentes CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Balance sheets

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

		Company		Consolidated

	Note	2008	2007	2008	2007

Assets
Current assets		5,870,998	5,023,155	6,459,830	5,227,685

Cash and cash equivalents	5 and 34	1,597,606	845,805	1,741,006	933,275
Trade accounts receivable, net	6	2,853,548	2,700,775	3,152,831	2,832,050
Deferred and recoverable taxes	7	925,877	1,023,430	1,032,516	1,117,982
Inventories	8	114,735	99,690	164,410	125,004
Derivatives	34	80,214	25,423	95,747	25,423
Other	9	299,018	328,032	273,320	193,951

Noncurrent assets		13,639,320	13,609,201	13,532,179	13,722,960

Trade accounts receivable, net	6	-	-	61,563	-
Deferred and recoverable taxes	7	570,017	525,383	579,807	539,371
Escrow deposits	10	678,583	532,558	711,300	534,914
Other	9	109,363	214,489	156,312	152,212

Investments	11	1,353,640	731,640	301,830	177,557

Property, plant and equipment, net	12	9,115,239	9,611,982	9,868,933	10,260,126

Intangible assets, net	13	1,812,478	1,993,149	1,852,434	2,050,320

Deferred charges	14	-	-	-	8,460

Total assets		19,510,318	18,632,356	19,992,009	18,950,645

		Company		Consolidated

	Note	2008	2007	2008	2007

Liabilities and shareholders’ equity
Current liabilities		5,399,517	5,399,923	5,846,874	5,697,223

Loans and financing	15 and 34	454,188	751,586	502,503	793,783
Debentures	16 and 34	16,339	12,357	16,339	12,357
Trade accounts payable		2,030,787	1,680,058	2,314,698	1,846,232
Taxes payable	17	847,363	837,405	926,437	908,260
Dividends and interest payable to
shareholders	18	1,153,670	996,997	1,153,670	996,997
Payroll and related accruals	19	163,372	247,916	174,672	264,841
Reserve for contingencies	20	128,451	114,952	128,488	115,884
Derivatives obligations	34	15,200	279,312	15,200	279,312
Other	21	590,147	479,340	614,867	479,557

Non-current liabilities		4,065,109	3,327,191	4,099,443	3,348,180

Loans and financing	15 and 34	1,717,352	1,001,029	1,717,352	1,003,029
Debentures	16 and 34	1,500,000	1,500,000	1,500,000	1,500,000
Taxes payable	17	40,151	38,483	47,401	38,601
Reserve for contingencies	20	567,220	523,240	570,778	525,393
Reserve for post-retirement benefit plans	32	148,770	95,426	148,770	95,426
Derivatives obligations	34	22,148	103,885	22,148	103,885
Other	21	69,468	65,128	92,994	81,846

Shareholders’ equity	22	10,045,692	9,905,242	10,045,692	9,905,242
Capital		6,575,480	6,575,198	6,575,480	6,575,198
Special goodwill reserve		63,074	-	63,074	-
Capital reserves		2,670,488	2,670,488	2,670,488	2,670,488
Legal reserve		659,556	659,556	659,556	659,556
Adjustments for equity valuation		76,232	-	76,232	-
Cumulative translation adjustments		862	-	862	-

Total liabilities and shareholders’ equity		19,510,318	18,632,356	19,992,009	18,950,645

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Statements of income

Years ended December 31, 2008 and 2007

(In thousands of reais, except earnings per share)

(A free translation of the original report issued in Portuguese)

		Company		Consolidated

	Note	2008	2007	2008	2007

Gross operating revenue	23	21,736,101	20,427,630	23,020,780	21,183,809

Deductions from gross revenue	23	(6,918,739)	(6,399,884)	(7,041,795)	(6,456,247)

Net operating revenue	23	14,817,362	14,027,746	15,978,985	14,727,562

Cost of goods and services	24	(7,919,086)	(7,580,110)	(8,726,408)	(8,029,203)

Gross profit		6,898,276	6,447,636	7,252,577	6,698,359

Operating expenses		(3,251,744)	(2,844,785)	(3,523,027)	(3,050,981)

Selling	25	(2,440,773)	(2,384,151)	(2,600,556)	(2,462,457)
General and administrative	26	(602,625)	(765,074)	(755,522)	(838,613)
Equity pick-up in subsidiaries	11	(118,056)	3,633	8,262	(2,145)
Permanent asset disposal, net	27	(26,213)	82,666	(50,555)	81,653
Other operating income expenses,
net	28	(64,077)	218,141	(124,656)	170,581

Operating income before financial
expenses,net		3,646,532	3,602,851	3,729,550	3,647,378

Financial income	29	880,512	494,006	932,554	503,453
Financial expense	29	(1,718,379)	(1,437,775)	(1,776,440)	(1,452,385)

Income before income tax and social
contribution		2,808,665	2,659,082	2,885,664	2,698,446

Income tax and social contribution	30	(1,004,694)	(937,913)	(1,081,693)	(977,486)
Reversal of interest on shareholders’
equity		616,000	642,000	616,000	642,000

Net income for the year		2,419,971	2,363,169	2,419,971	2,362,960

Number of shares outstanding at the
balance sheet date – in thousands		505,841	505,841

Earnings per share - R$		4.7840	4.6718

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Statements of shareholders’ equity

Years ended December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

					Capital		Income
					reserves		reserves

					Donations
					and
		Special			subsidies			Adjustments	Cumulative		Total
		goodwill	Share	Treasury	for	Tax	Legal	for equity	translation	Retained	shareholders’
	Capital	reserve	premium	shares	investments	incentives	reserve	valuation	adjustments	earnings	equity

Balances at December 31, 2006	6,575,198		2,678,195	(17,719)	9,065	188	659,556	-	-	705,631	10,610,114

Donations and subsidies for investments	-	-	-	-	759	-	-	-	-		759
Unclaimed dividends and interest on
shareholders’ equity , net of taxes	-	-	-	-	-	-	-	-	-	209,769	209,769
Net income for the year	-	-	-	-	-	-	-	-	-	2,363,169	2,363,169
Appropriations:	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(2,636,569)	(2,636,569)
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(545,700)	(545,700)
Witholding tax on interest on
shareholders’ equity	-	-	-	-	-	-	-	-	-	(96,300)	(96,300)

Balances at December 31, 2007	6,575.198	-	2,678,195	(17,719)	9,824	188	659,556	-	-	-	9.905.242

Merged DABR – 11/30/2008	282	63,074	-	-	-	-	-	-	-	41	63,397
Unclaimed dividends and interest on
shareholders’ equity , net of taxes	-	-	-	-	-	-	-	-	-	163,392	163,392
Opening Balance of settings as law	-	-	-	-	-	-	-			2,705	2,705
No. 11638								-	-
Adjustments for equity valuation	-	-	-	-	-	-	-	76,232	-	-	76,232
Cumulative translation adjustments	-	-	-	-	-	-	-	-	862	-	862
Net income for the year	-	-	-	-	-	-	-	-	-	2,419,971	2,419,971
Appropriations:	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(1,970,109)	(1,970,109)
Interest on shareholders’ equity	-	-	-	-	-	-	-	-	-	(523,600)	(523,600)
Witholding tax on interest on
shareholders’ equity	-	-	-	-	-	-	-	-	-	(92,400)	(92,400)

Balances at December 31, 2008	6.575.480	63.074	2.678.195	(17.719)	9.824	188	659.556	76.232	862	-	10.045.692

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Supplementary statements of cash flows

Years ended December 31, 2008 and 2007

(A free translation of the original report issued in Portuguese)

	Company		Consolidated

	2008	2007	2008	2007

Cash flows from operations
Net income for the year	2,419,971	2,363,169	2,419,971	2,362,960

Expenses (revenues) not affecting cash	3,440,009	3,068,052	3,630,372	3,210,254

Depreciation and amortization	2,474,609	2,543,494	2.657.903	2,634,384
Monetary and exchange variations	193,794	(85,432)	209.574	(85,432)
(Gain) loss from equity pick-up in subsidiaries	118,056	(3,633)	(8.262)	2,145
Gain /(Loss) on permanent asset disposals	26,213	(82,641)	50.555	(83,956)
Amortization of goodwill	117,724	64,738	117.724	64,738
Provision for doubtful accounts	461,760	611,030	538.625	652,692
Pension and other post-retirement benefits plans, net of
funding	53,344	20,496	53.344	20,403
Others	(5,491)	-	10.909	5,280

(Increase) decrease in operating assets:	(1,162,515)	(541,054)	(1,117,253)	(614,033)

Trade accounts receivable	(614,533)	(91,600)	(830,435)	(206,524)
Other current assets	95,918	(263,607)	(60,544)	(268,263)
Other noncurrent assets	(643,900)	(185,847)	(226,274)	(139,246)

Increase (decrease) in operating liabilities:	57,693	(223,998)	196,790)	(181,396)

Payroll and related accruals	(98,603)	61,296	(104,228)	62,608
Accounts payable and accrued expenses	179,391	138,869	263,970	247,862
Taxes other than income taxes	19,407	(62,931)	30,907	(38,206)
Other current liabilities	105,685	(339,510)	126,453	(442,202)
Accrued interest	(9,721)	20,386	(9,490)	20,386
Income and social contribution taxes	(47,497)	(21,533)	(56,061)	(17,301)
Reserve for contingencies	57,479	(39,010)	57,989	(36,102)
Other noncurrent liabilities	(148,448)	18,435	(112,750)	21,559

Cash provided by operations	4,755,158	4,666,169	5,129,880	4,777,785

Cash flows generated from (used in) investing activities

Acquisition of subsidiary, net of cash acquired	-	(599,660)	-	(426,353)
Advance for future share acquisition	(30,000)	(110,339)	-	-
Acquisition of fixed and intangible assets, net of donations	(1,753,785)	(1,620,353)	(2,102,438)	(2,038,979)
Cash from sales of fixed assets and investment	15,548	146,747	27,364	147,693
Cash received on merger	435	-	435	-

Cash used in investing activities	(1,767,802)	(2,183,605)	(2,074,639)	(2,317,639)

Cash flows generated from (used in) financing activities

Loans repaid	(997,260)	(1,631,467)	(1,041,391)	(1,634,845)
New loans obtained	1,241,864	2,623,327	1,274,364	2,635,813
Net payment on derivatives contracts	(262,345)	(112,149)	(262,669)	(112,149)
Dividends and interest on shareholders’ equity paid	(2,217,814)	(2,628,726)	(2,217,814)	(2,628,726)

Cash used in financing activities	(2,235,555)	(1,749,015)	(2,247,510)	(1,739,907)

(Increase) decrease in cash and cash equivalents	751,801	733,549	807,731	720,239

Cash and cash equivalents at beginning of year	845,805	112,256	933,275	213,036
Cash and cash equivalents at end of year	1,597,606	845,805	1,741,006	933,275

Changes in cash during the year	751,801	733,549	807,731	720,239

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Statements of added value

Years ended December 31, 2008 and 2007

(A free translation of the original report issued in Portuguese)

	Company		Consolidated

	2008	2007	2008	2007

Revenues	20,471,026	19,595,263	22,016,525	20,539,986
Sale of goods products and services	20,371,173	19,326,806	21,957,551	20,303,064
Other income	561,613	879,487	597,599	889,614
Allowance for doubtful accounts	(461,760)	(611,030)	(538,625)	(652,692)

Input products acquired from third parties	(7,285,645)	(6,530,573)	(8,204,473)	(6,838,670)

Cost of goods and services	(5,097,180)	(4,686,673)	(5,550,391)	(4,910,840)
Materials, energy, services of third parties and others	(2,070,610)	(1,671,249)	(2,462,078)	(1,727,707)
Loss/Recovery of assets	(41,760)	(64,081)	(77,925)	(66,040)
Others	(76,095)	(108,570)	(114,079)	(134,083)

Gross added value	13,185,381	13,064,690	13,812,052	13,701,316

Retentions	(2,592,333)	(2,608,232)	(2,775,627)	(2,699,122)

Depreciation and amortization, including goodwill	(2,592,333)	(2,608,232)	(2,775,627)	(2,699,122)

Net added value produced	10,593,048	10,456,458	11,036,425	11,002,194

Added value received upon transfer	762,456	497,639	940,816	501,308

(Gain) loss from equity pick-up in subsidiaries	(118,056)	3,633	8,262	(2,145)
Financial income	880,512	494,006	932,554	503,453

Total added value to be distributed	11,355,504	10,954,097	11,977,241	11,503,502

Distribution of added value	(11,355,504)	(10,954,097)	(11,977,241)	(11,503,502)

Payroll and related charges	(574,355)	(699,627)	(629,360)	(767,999)

Salary	(411,952)	(397,343)	(456,348)	(451,923)
Benefits	(89,293)	(102,319)	(95,194)	(110,578)
Payroll tax (FGTS)	(38,652)	(36,634)	(40,896)	(39,940)
Others	(34,458)	(163,331)	(36,922)	(165,558)
Taxes, fees and contributions	(6,794,755)	(6,823,869)	(7,128,655)	(7,185,213)

Federal tax	(2,251,571)	(2,243,748)	(2,454,034)	(2,373,556)
State tax	(4,498,031)	(4,530,949)	(4,576,328)	(4,724,120)
Municipal tax	(45,153)	(49,172)	(98,293)	(87,537)
Interest on third parties capital	(1,405,834)	(987,200)	(1,636,959)	(1,104,058)

Interest	(409,762)	(329,359)	(418,664)	(335,382)
Rent and leasing operations	(308,205)	(278,278)	(481,238)	(384,568)
Others	(687,867)	(379,563)	(737,057)	(384,108)
Dividends and interest on shareholders’ equity	(2,419,971)	(2,363,169)	(2,419,971)	(2,362,960)

Interest on shareholders’ equity	(616,000)	(642,000)	(616,000)	(642,000)
Dividends	(1,803,971)	(1,721,169)	(1,803,971)	(1,720,960)
Other	(160,589)	(80,232)	(162,296)	(83,272)

Reserve for contingencies	(160,589)	(80,232)	(162,296)	(83,272)

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and background

a) Controling shareholders

Telecomunicações de São Paulo S.A. - Telesp (hereinafter Telesp or Company), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2008, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b) Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brand and since the second half 2007, pay TV services (i) by satellite all over the country (Telefônica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

The Company is registered with the Brazilian Securities Commission (CVM) as a public held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADS’s) - level II are traded on the New York Stock Exchange (NYSE).

c) The STFC concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

c) The STFC concession agreement

The current Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for univerzaliation and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On December 31, 2008, the net book value of reversible assets is estimated at R$6,929,532 (R$7,187,898 in 2007), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. Exceptionally, the first payment of this biannual fee happened on April 30, 2007 by value of R$224,760, based on the 2006 STFC net revenues. The next payment is scheduled for April 30 of 2009 based on the 2008 net revenues (note 21).

d) The telecommunications services subsidiaries and associated companies

A. Telecom S.A.

A. Telecom S.A. is a closely held, wholly-owned by the Company. It is engaged primarily in providing the telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and Background (Continued)

d) The telecommunications services subsidiaries and associated companies (Continued)

A. Telecom S.A. (Continued)

(i)	Digital Condominium: integrated solution equipment and services for voice transmission, data and images on commercial buildings;

(ii)	Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses

(iii)	iTelefônica, provider of free internet access;

(iv)	Speedy Wi-Fi, broadband service for wireless internet access;

(v)	Speedy Corp, broadband provider developed specially to the corporate market;

(vi)	Integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rent of IT equipment.

(vii)	Satellite TV services (Direct to Home – DTH) in all the country. The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers.

Telefônica Sistema de Televisão S.A. (formerly Lightree Sistema de Televisão S.A.):

The corporate purpose of Telefônica Sistema de Televisão S.A. (“TST”) is to provide pay-TV services in the form of Multichannel Multipoint Distribution Service (MMDS), as well as telecommunication and internet-based services.

Telefônica Data S.A. (formerly Telefônica Empresas S.A.):

The corporate purpose of Telefônica Data S.A. is to provide and operate telecommunications services, as well as to prepare, implement and deploy projects involving integrated corporate solutions, telecommunication advisory services, technical assistance services, sale, lease and maintenance of telecommunication equipment and networks.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

1. Operations and Background (Continued)

d) The telecommunications services subsidiaries and associated companies (Continued)

Aliança Atlântica Holding B.V.:

A company formed under the laws of the Netherlands in Amsterdam, whose main asset is the participation of 0.61% in Portugal Telecom. As of December 31, 2008, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in providing technical assistance for the preparation of Rede Refibra project, by providing studies to make it more profitable, as well as inspect the activities in progress related to the project. Currently, Telesp holds 50% interest in this company.

2. Corporate events

a) Acquisition of Telefônica Televisão Participações S.A. (formerly Navytree Participações S.A)

On October 31, 2007, ANATEL concluded the regulatory analysis of the association between Abril Group and the Company signed on October 29, 2006, and approved such operation.

Accordingly, the Company acquired 100% of the capital of Telefonica Televisão Participações S.A.(TTP), a company that owns interests in companies providing subscription TV services. Telefonica Televisão holds the following ownership interests:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

2. Corporate events (Continued)

a) Acquisition of Telefônica Televisão Participações S.A. (formerly Navytree Participações S.A) (Continued)

	Ownership Interests

	ON	PN
Telefônica Sistemas de Televisão S.A.	100.00%	100.00%
Comercial Cabo TV São Paulo S.A.	19.90%	100.00%
Lemontree Participações S.A.	-	100.00%
TVA Sul Paraná S.A.	49.00%	100.00%
GTR-T Participações e Empr.S.A.	-	100.00%

On February 29, 2008, the Company paid up a capital increase in Telefônica Televisão with shares held in A.Telecom. With this operation, A.Telecom became a wholly-owned subsidiary of TTP.

On July 25, 2008 the Company paid up a capital increase in Telefonica Televisão with shares held in Telefonica Data S.A. With this operation, T.Data became a wholly-owned subsidiary of TTP.

On October 31, 2007, Anatel concluded the process of regulation assessment of the association between Abril Group and the Company and approved the transaction. The process is being analyzed by CADE, in competition point of view.

b) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A.

Pursuant to the Relevant Fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the proposed corporate reorganization involving the Company, Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), as approved at the General Shareholders’ Meeting held by Telesp on November 11, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

2. Corporate events (Continued)

The transaction included the following steps:

1st Step: DABR was merged into Telesp and, as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR were directly assigned to controlling shareholder SP Telecomunicações Participações Ltda. upon merger, with the rights applicable to outstanding shares issued by TELESP remaining unchanged. DABR’s net equity included goodwill from Telesp shares, in the amount of R$185,511, which was recorded at the acquisition date based on future profits. In accordance with Law No. 9532/1997, amortization of goodwill will provide Telesp with a tax benefit of R$63,074 to be capitalized by the controlling shareholder upon realization, pursuant to CVM Instruction No. 319/1999. Other shareholders have preemptive rights in the subscription of capital increases.

b) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A. (Continued)

The following table shows DABR’s merged equity:

DABR

Assets
Current assets	1,021
Permanent assets
Investments	63,074

Goodwill	185,511
Provision for safeguarding shareholders’ rights	(122,437)
Fixed assets	44

Liabilities
Current liabilities	(742)

Net equity	63,397

Capital increase	282
Capital reserve	63,074
Retained earnings (*)	41

Net equity	63,397

(*) change in equity from the date of the appraisal report to the date of the merger.

2nd Step: TTP was merged into Telesp, and, as a result, the company and its shares ceased to exist. Goodwill generated by the acquisition of this company in 2007 was recorded based on expected future profits, in the amount of R$848,307, and will provide Telesp with a tax benefit of R$288,424.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

2.	Corporate events (Continued)

The following table shows TTP’s merged equity:

		TTP

	Assets
	Current assets	1,744
	Permanent assets
	Investments	1,108,872
	Liabilities
	Current liabilities	(3)

	Net equity (*)	1,110,613

(*) Net equity in the amount of R$1,110,613 represented the Company’s investment in TTP on the merger date.

b) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A. (Continued)

For merger purposes, the net equities of TTP and DABR were measured at book value on September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment was ratified at the General Shareholders’ Meeting held by Telesp on November 11, 2008. The merged companies had no unrecorded contingent liabilities that would have been assumed by Telesp as a result of this transaction. The transaction is not subject to approval by Brazilian or foreign regulatory entities or anti-trust agencies. No withdrawal rights were exercised since the subsidiaries had no minority interests.

Telesp’s management believes that this corporate reorganization meets the Company’s and its shareholders’ interests, and will allow increased synergies, optimized managerial risks and simpler administrative and corporate structures, reducing costs as well as generating tax benefits opportunities and cash flow improvement for the Company and its shareholders.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Basis of presentation of the financial statements

The accompanying individual and consolidated financial statements as of December 31, 2008 and 2007 were prepared in accordance which accounting practices adopted in Brazil, with are based on accounting practices issued from Brazilian corporate law and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

On January 1, 2008, Law No. 11638, of December 28, 2007 became effective, which substantially amends Chapter XV of Law No. 6404 (Corporation Law), which addresses the financial statements. On December 3, 2008, Provisional Exective Act (MP) No. 449 was published and produced some adjustments in Law No. 6404 and of Law No. 11638.

As permitted by CVM Resolution No. 565, which approved Technical Pronouncement No. 13, issued by the Brazilian Accounting Pronouncements Committee (CPC), the Company opted for the first-time adoption of Law No. 11638 and of MP No. 449/08 in its financial statements for the year ended December 31, 2008. Accordingly, there were changes in the accounting practices as compared to the year ended December 31, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Base of presentation of the financial statements (Continued)

Changes in accounting practices taken into consideration when preparing or presenting the financial statements for the year ended December 31, 2008 and the initial balance sheet for December 31, 2008 were measured and recorded by the Company based on the following accounting pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM):

  Conceptual Framework for Preparation and Presentation of the Financial Statements, as approved by CVM Resolution No. 539;
  CPC 01 Impairment of Assets;
  CPC 02 Effects on Changes in Exchange Rates and Financial Statement Conversions;
  CPC 03 Cash Flows Statements;
  CPC 04 Intangible Assets;
  CPC 05 Related Party Disclosures;
  CPC 06 Capital Lease;
  CPC 09 Statement of Value Added;
  CPC 12 Present Value Adjustment;
  CPC 13 First-time adoption of Law No. 11638/07 and Provisional Executive Act No. 449/08;
  CPC 14 Financial Instruments: Recognition, Measurement and Disclosure.

The initial balance sheet as of December 31, 2007 (transition date) was prepared considering the required exceptions and some of the elective exemptions permitted by CPC Technical Pronouncement No. 13, with only the exempted classification of financial instruments being relevant. Although CPC Technical Pronouncement No.14 requires the financial instruments to be classified upon initial recognition, for the purpose of first-time adoption, CPC Technical Pronouncement No. 13 allows classification on the transition date, which was the option elected by the Company.

Pursuant to the requirements for the first-time adoption of the new accounting practices, the Company presents below, for fiscal year 2008, a brief description and the amounts impacting shareholders’ equity and net income, from the company and consolidated, as these relate to the changes introduced by Law No. 11638/08 and by Provisional Executive Act No. 449/08.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Base of presentation of the financial statements (Continued)

a) Capital lease: CPC Technical Pronouncement No.06

Assets under lease agreements are classified either as finance leases or operating leases. Under a finance lease, a lessor transfers substantially all the risks and rewards incident to ownership to the lessee. All other leases are classified as operating leases.

In the capacity of lessor, the Company executed lease agreements for IT equipment (“Posto Informático”) that meet the criteria of finance leases. On the date the equipment is installed, income is recognized for the present value of lease payments and matched with accounts receivable. Investments made in the acquisition of equipment are recorded as “Inventories” and recognized as lease costs upon installation. The difference between gross and net investment value is recognized as unrealized financial income and the related financial expenses are posted to each period over the lease term reflecting a periodic interest rate on the outstanding liability balance.

b) Financial instruments: CPC Technical Pronouncement No. 14 and CVM Instruction No. 475

Financial assets and liabilities should be initially classified and measured based on the following categories:

Financial assets	Valuation method
Financial assets at fair value through profit or loss	Fair value
Investments held to maturity	Amortized cost
Loans and receivables	Amortized cost
Available for sale	Fair value

Financial liabilities

Financial liabilities at fair value through profit or	Fair value
loss
Financial liabilities not at fair value	Amortized cost

Financial assets and liabilities recognized on the balance sheet for December 31, 2008 are shown by category in Note 34.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Base of presentation of the financial statements (Continued)

b) Financial instruments: CPC Technical Pronouncement No. 14 and CVM Instruction No. 475 (Continued)

Financial assets and liabilities should be initially measured at fair value. The fair value of financial assets and liabilities is determined based on (i) the price quoted in an active market or, if an active market does not exist, (ii) valuation techniques that allow estimating fair value on the transaction date, considering arm’s length transactions between knowledgeable and willing parties.

Financial assets and liabilities are subsequently measured at fair value or amortized cost. Amortized cost corresponds to (i) the initial carrying amount of financial assets or liabilities (ii) less amortizations of principal and (iii) more or less interest accrued under the effective interest method.

The effects of subsequent measurement of financial assets and liabilities are directly posted to the net income for the year as financial income or expenses, except for financial assets available for sale, whose subsequent measurement is reflected under shareholders’ equity as adjustments for equity valuation (Note 11).

Derivative financial instruments are classified as financial assets or liabilities at fair value through profit and loss, except where they meet the criteria for hedge instruments.

Derivatives aimed at protecting specific market risks (foreign currency and interest rate risks) and considered to be effective are classified as fair value hedges. In this category both the derivative and the hedged item are adjusted to fair value at each balance sheet date.

c) Present value adjustment: CPC Technical Pronouncement No. 12

Some long-term assets and liabilities must be initially measured at the discounted present value. The Company adopted this concept for ICMS assets generated by the acquisition of fixed assets, to be realized over 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Base of presentation of the financial statements (Continued)

d) Cumulative translation adjustments: CPC Technical Pronouncement No. 02

Foreign exchange gains and losses arising from the translation into reais of foreign investments accounted for under the equity method of accounting using a different functional currency must be recorded under the parent company’s shareholders’ equity as Cumulative Translation Adjustments. The Company has investments in Aliança Atlântica (jointly-owned subsidiary) head quartered in the Netherlands.

The effects of the first-time adoption of Law No. 11638/07 and Provisional Executive Act No. 449/08 on net income and shareholders’ equity for 2008 are shown below:

			Company /
	Net income		Consolidated

			Shareholders’
Effects of first-time adoption	Company	Consolidated	equity

Balances per 12/31/2008 financial
statements	2,419,971	2,419,971	10,045,692

Effects of Law No. 11638/07	(43,639)	(43,639)	79,511

Lease (lessor and lessee) (Note 3.a)	-	(33,981)	11,233
Adjustments for equity valuation	-	-	115,504
(Note 3.b)
Financial instruments (Note 3.b)	(11,357)	(11,236)	19,092
Discount to present value of long-term
assets (Note 3.c)	(1,056)	(2,946)	(31,997)
Cumulative translation adjustments	-	-	1,306
(Note 3.d)
Additions to property, plant and	289	304	(289)
equipment
Equity pick-up(*)	(35,735)	-	-
Other	-	-	(10)
Deferred taxes	4,220	4,220	(35,328)

Balances before adoption of Law
No. 11638/07	2,463,610	2,463,610	9,966,181

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Base of presentation of the financial statements (Continued)

d) Cumulative translation adjustments: CPC Technical Pronouncement No. 02 (Continued)

(*) Breakdown of equity pick-up	Amount

Discount to present value of long-term assets	(1,890)
Additions to property, plant and equipment	15
Lease (lessor and lessee)	(33,981)
Financial instruments	121

Total	(35,735)

Additionally, due to the elimination of the non-operating income/expenses account by Provisional Executive No. 449/08, the Company reclassified R$8,376 and R$131,596 reported in the financial statements for the years ended December 31, 2008 and 2007, respectively, to other operating income/expenses accounts and net proceeds from the sale of fixed assets and investment, as well its disclosure in note.

The approval of the financial statements conclusion occurred in an Executive Committee Meeting on February 12, 2009.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the financial statements preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the financial statements.

Transactions which involve estimates mentioned above may result in different amounts when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimation and assumptions periodically.

The consolidated financial statements include the accounts and transactions of the following directly and indirectly wholly-owned subsidiaries and jointly controlled affiliates which are proportionally consolidated, according to the corporate participation described below:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

3. Base of presentation of the financial statements (Continued)

d) Cumulative translation adjustments: CPC Technical Pronouncement No. 02 (Continued)

Subsidiaries	2008	2007

A.Telecom S.A.	100%	100%
Telefonica Data S.A.	100%	100%
Aliança Atlântica Holding B.V.	50%	50%
Companhia AIX de Participações	50%	50%
Companhia ACT de Participações	50%	50%
Telefônica Televisão Participações S.A.	-	100%
Telefônica Sistemas de Televisão S.A.	100%	100%

Due to the acquisition of Telefônica Televisão Participações (note 2.a), the Company’s consolidate results for the year ended as of December 31, 2007 include the consolidate results of TTP from October to December 2007.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings among the consolidated companies have been eliminated.

For the financial statements as of December 31, 2007, certain accounts were reclassified to allow adequacy and consistency thereof with the current period. However, the amounts of these reclassifications are immaterial in relation to the financial statements taken as whole.

4. Summary of principal accounting practices

a) Cash and cash equivalents: include cash, positive current account balances, and investments redeemable 90 days from the balance sheet dates basically comprising CDB (Bank Deposit Certificate) indexed to CDI (Interbank Deposit Certificate) with quick liquidity and unlikely change in market value.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

b) Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses and and mainly considers the average default rate. This item, in the consolidated financial statements, includes finance lease receivables (lessor) as mentioned in Note 3.a.

c) Foreign currency transactions: transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are remeasured using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

d) Inventories: are stated at average acquisition cost, net of allowance for reduction to realizable value. This corresponds to items for use, maintenance or resale, and the latter includes equipment for finance lease operations (Note 3.a)

e) Investments: wholly, jointly-owned subsidiaries and affiliated are accounted for under the equity method. Other corporate investments are considered to be available-for-sale financial assets valued at market value based on the latest stock exchange rate for the year (Note 3.b). On the consolidated financial statements, all the investments accounted for an equity method are consolidated. The subsidiaries are consolidated as of December 31, of each period.

f) Property, plant and equipment: this item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Asset costs are capitalized until the asset becomes operational.

Costs incurred after the asset becomes operational are immediately expensed, under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the Public Telecommunications Service regulations. The main depreciation rates are shown in Note 12.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

g) Intangible assets: these are stated at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful life. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

Goodwill arising from the acquisition of investments and recorded based on future profits will be treated as intangible assets with indefinite useful lives. Until December 31, 2008, amortization of goodwill was based on results estimated for 10-year periods; goodwill will no longer be amortized starting January 1, 2009, being thus subjected to annual impairment testing (Note h).

h) Asset recoverability test: Management conducts annual reviews of the net book value of its assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate asset impairment or loss in its carrying amount. In cases where the net book value exceeds the realizable value an impairment provision is recognized to adjust the asset’s net book value to its realizable value.

i) Income tax and social contribution: corporate income tax and social contribution are accounted for on the accrual basis and are presented net of prepaid taxes, paid during the year. Deferred taxes assets and liabilities attributable to temporary differences and tax loss carry-forwards are recognized as deferred tax assets and liabilities, if applicable, on the assumption of future realization within the parameters established by CVM Deliberation 273/1998 and CVM Instruction No. 371/2002.

j) Reserves for contingencies, net: it is made based on management’s judgment and it is composed by several administrative and legal proceedings. It is recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. This reserve is presented net of the corresponding escrow deposits and classified as labor, civil or tax contingency (Note 20).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

k) Revenue recognition: revenues related to Telecommunications services rendered are recorded on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized based on comsumption estimates.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of lease payments (Note 3.a).

l) Concession agreement’s renewal fee: it is a fee which will be paid every two years, during the 20-year period that the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. Expenses are proportionally recognized during corresponding 24 months (Note 21).

m) Financial income (expense), net: represent interest, monetary and exchange variations arising from financial investments, debentures, loans and financing obtained and granted, as well as the results of derivative operations (hedge).

Declared interest on shareholders’ equity is included in these accounts, however for disclosure purposes; the amount declared in the year was reversed to retained earnings in equity.

n) Pension and other post-retirement benefit: the Company sponsors individual and multiemployer post-retirement and health assistance plans for its employees. Actuarial liabilities, with characteristics of defined benefit, were calculated using the projected unit credit method, as provided for by CVM Deliberation No. 371/2000. Other considerations related to such plans are described in Note 32.

o) Financial instruments: are measured at fair value or amortized cost in the December 31, 2008 financial statements, as described in Note 3.b. For the year ended December 31, 2007, loans, financing and derivative instruments are shown at contractually agreed rates.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

4. Summary of principal accounting practices (Continued)

p) Earnings per share: it is calculated based on net income for the year and the total number of shares outstanding at the balance sheet date. The difference between the Company’s and the consolidated net income for the year ended December 31, 2007, in the amount of R$209, refers to donations directly recorded as capital reserves at subsidiary A. Telecom S.A., accounted for under the equity method by the Company (Note 11).

5. Cash and cash equivalents

	Company		Consolidated

	2008	2007	2008	2007

Bank accounts	12,885	534,887	31,993	584,627
Short-term investments	1,584,721	310,918	1,709,013	348,648

Total	1,597,606	845,805	1,741,006	933,275

Short-term investments are basically CDB (Bank Deposits Certificate) and indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with reputable financial institutions.

6. Trade accounts receivable, net

	Company		Consolidated

	2008	2007	2008	2007

Billed amounts	2,269,588	2,169,386	2,608,012	2,212,396
Accrued unbilled amounts	1,233,242	1,214,858	1,374,080	1,353,244

Gross accounts receivable	3,502,830	3,384,244	3,982,092	3,565,640

Allowance for doubtful accounts	(649,282)	(683,469)	(767,698)	(733,590)

Total	2,853,548	2,700,775	3,214,394	2,832,050

Current	1,888,812	1,827,535	2,248,736	2,115,867
Past-due – 1 to 30 days	508,523	498,767	530,238	500,048
Past-due – 31 to 60 days	197,231	158,354	195,213	146,483
Past-due – 61 to 90 days	111,791	110,894	113,101	70,224
Past-due – 91 to 120 days	110,594	67,582	110,720	67,199
Past-due – more than 120 days	685,879	721,112	784,084	665,819

Total	3,502,830	3,384,244	3,982,092	3,565,640

Current	2,853,548	2,700,775	3,152,831	2,832,050
Non-current	-	-	61,563	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

6. Trade accounts receivable, net (Continued)

Subsidiary A.Telecom offers “Posto Informático”, a product that consists in the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease” in its December 31, 2008 financial statements (Note 3.a).

The Consolidated accounts receivable as of December 31, 2008. reflects the following effects:

2008

Present value of minimum payments receivable	139,214
Unrealized financial income	20,154

Gross investment in finance lease receivables at year-end	159,368
Allowance for doubtful accounts	(26,159)

Financial Leases receivable, net	133,209

Current amount	77,651
Noncurrent amount	61,563

Aging list of financial leases receivable:

	Gross	Present
Year	investment	value

Falling due within one year	77,651	77,651
Falling due within five years	81,717	61,563

Total	159,368	139,214

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

7. Deferred and recoverable taxes

	Company		Consolidated

	2008	2007	2008	2007

Withholding taxes	63,171	38,328	77,371	47,657
Recoverable income tax and social contribution	10,538	147,648	36,754	150,991

Deferred taxes	1,022,787	956,874	1,027,879	996,348

Tax loss carry-forwards – Income tax	-	-	3,305	5,996
Tax loss carry-forwards – Social	-	-	1,787	1,949
contribution tax
Reserve for contingencies	340,850	302,103	340,850	302,377
Post-retirement benefit plans	50,581	32,445	50,581	32,445
Allowance for doubtful accounts	94,691	86,137	94,691	95,783
Allowance for reduction of inventory to
recoverable value	28,909	29,943	28,909	29,943
Merger tax credit (7.2)	132,515	100,504	132,515	100,504
Income tax and Social contribution on other
temporary differences	375,241	405,742	375,241	427,351

ICMS (state VAT) (*)	396,706	399,509	456,192	449,759
Other	2,692	6,454	14,127	12,598

Total	1,495,894	1,548,813	1,612,323	1,657,353

Current	925,877	1,023,430	1,032,516	1,117,982
Non-current	570,017	525,383	579,807	539,371

(*) Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

7.1. Deferred income and social contribution taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 19, 2008, as provided for in CVM Instruction No. 371/2002.

Company estimates the realization of the deferred taxes as of December 31, 2008 as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

7. Deferred and recoverable taxes (Continued)

7.1. Deferred income and social contribution taxes (Continued)

Year	Company	Consolidated

2009	499,985	502,119
2010	212,139	215,097
2011	135,675	135,675
2012	101,904	101,904
Thereafter	73,084	73,084

Total	1,022,787	1,027,879

The recoverable amounts above are based on projections subject to changes in the future.

Tax losses and temporary differences in the respective amounts of R$62,512 and R$35,379 were not recognized by the subsidiaries at December 31, 2008 in view of the unlikely generation of future taxable profits.

7.2. Merger tax credits

In October 2008, the merger of DABR into the Company through a corporate reorganization process mentioned in Note 2.b resulted in the recognition of merged tax credits arising from goodwill recorded by DABR in connection with the investment made in Telesp in 2006.

Additionally, the Company has tax credits arising from corporate reorganization processes following corporate investments acquired in prior years, as shown in the table below.

The Company’s accounting records for corporate and fiscal purposes include specific (merged) goodwill and reserve accounts, and the related amortization, reversal of provision and tax credit realization are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

7. Deferred and recoverable taxes (Continued)

7.2. Merged tax credits (Continued)

		2008		2007

			Spanish/	Spanish/
Company/Consolidated	DABR		Figueira	Figueira

Balance sheet

Goodwill, net of accumulated amortization	176,236		213,514	295,600
Provision for safeguarding shareholders’ rights, net	(116,316)		(140,919)	(195,096)
of reversals

Net amount – tax credit	59,920		72,595	100,504

Statement of income

Goodwill amortization for the year	(9,276)		(82,086)	(82,086)
Reversal of provision for safeguarding shareholders’	6,122		54,177	54,177
rights for the year
Tax credit for the year	3,154		27,909	27,909

Effect on net income for the year	-		-	-

For calculation of the tax credits resulting from acquisition, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of provision reversal and of the corresponding tax credit, had no impact on P&L.

For presentation purposes, the net amount of R$132,515 (R$92,863 under non-current assets and R$39,652 under current assets), basically representing merger tax credit, was classified in the balance sheet as deferred and recoverable taxes. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses, and the related tax credit is recognized as provision for income and social contribution taxes.

The tax benefit generated by the amortization of DABR goodwill will be reversed to the Company’s controlling shareholder, SP Telecomunicações Holding Ltda., through a capital increase with the issuance of the Company’s shares. Other shareholders will be entitled to preemptive rights in the subscription of capital increases that may occur.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

8.	Inventories

		Company		Consolidated

		2008	2007	2008	2007

	Consumption materials	128,948	115,011	129,600	115,217
	Resale items (*)	57,192	59,078	106,734	87,786
	Public telephone cards	13,461	13,447	13,461	13,447
	Scraps	161	222	161	222
	Allowance for reduction to net
	recoverable value
	and obsolescence	(85,027)	(88,068)	(85,546)	(91,668)

	Total current	114,735	99,690	164,410	125,004

(*) Includes the inventory of IT equipaments (note 4.d)

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

9.	Other assets

		Company		Consolidated

		2008	2007	2008	2007

	Advances to employees	7,685	6,187	8,207	7,313
	Advances to suppliers	16,814	20,688	33,567	20,852
	Prepaid expenses	66,157	80,596	66,699	81,710
	Receivables from Barramar S.A. (a)	-	-	62,526	60,116
	Related Parties receivables (Note 31) (b)	228,372	368,284	153,285	100,731
	Amounts linked to National Treasury	11,289	10,495	11,289	10,495
	securities
	Other assets	78,064	56,271	94,059	64,946

	Total	408,381	542,521	429,632	346,163

	Current	299,018	328,032	273,320	193,951

	Non current	109,363	214,489	156,312	152,212

(a) Refers to receivables from Barramar S.A. recorded by the Company net of allowance for losses.

(b) Refer to current and non current amounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

10. Escrow deposits

	Company		Consolidated

	2008	2007	2008	2007

Civil litigation	246,456	161,250	246,500	161,287
Tax litigation	223,465	244,627	254,571	246,863
Labor claims	165,221	75,985	165,306	76,068
Freeze of assets by court order	43,441	50,696	44,923	50,696

Total non-current	678,583	532,558	711,300	534,914

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote.

Those deposits related to provisions are presented in Note 20.

11. Investments

	Company		Consolidated

	2008	2007	2008	2007

Investments carried under the equity method	1,109,513	635,336	-	-

Aliança Atlântica Holding B.V.	64,143	57,234	-	-
A. Telecom S.A.	610,769	432,016	-	-
Companhia AIX de Participações	58,895	56,057	-	-
Companhia ACT de Participações	16	23	-	-
Telefônica Empresas S.A.	206,445	12,951	-	-
Telefônica Televisão Participações S.A.	-	77,055	-	-
Telefônica Sistemas de Televisão S.A.	169,245	-	-	-

Investments in associates	36,313	-	36,313	28,051

GTR Participações e Empreendimentos S.A.	1,476	-	1,476	2,047
Lemontree Participações S.A.	9,608	-	9,608	6,130
Comercial Cabo TV São Paulo S.A.	21,215	-	21,215	13,345
TVA Sul Paraná S.A.	4,014	-	4,014	6,529

Other Investments (*)	207,814	96,304	265,517	149,506

Portugal Telecom	157,823	75,362	210,431	126,509
Portugal Multimédia	14,436	6,704	19,531	8,759
Other investments	35,555	14,238	35,555	14,238

Total	1,353,640	731,640	301,830	177,557

(*) In 2008, other investments are measured at market value, as mentioned in Note 4.e, and in 2007 these are stated at cost.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

11. Investments (Continued)

The main accounting information of subsidiaries and jointly-controlled subsidiaries at December 31, 2008 and 2007 was as follows:

			2008				2007

		Capital
		reserves/
		Adjustme	Retained				Retained
		nts for	earnings				earnings
	Paid-in	equity	(accumulate	Net	Paid-in	Capital	(accumulated	Net
	capital	valuation	d losses)	equity	capital	reserves	losses)	equity

Aliança Atlântica	130,095	(17,259)	15,450	128,286	104,343	-	10,125	114,468
A. Telecom	589,969	1,197	19,603	610,769	414,969	209	16,838	432,016
Companhia AIX	460,929	-	(343,138)	117,791	460,929	-	(348,815)	112,114
Companhia ACT	1	-	31	32	1	-	45	46
Telefônica Data	460,025	1,139	(254,719)	206,445	210,025	1,137	(198,211)	12,951
TTP	-	-	-	-	82,544	-	(5,489)	77,055
TST	255,847	-	(86,602)	169,245	-	-	-	-

Shares – thousand		2008			2007

	Subscribed		%	Subscribed		%
	and paid-in	Company	ownership	and paid-in	Company	ownership
Quantity of shares	shares	shares	interest	shares	shares	interest

Aliança Atlântica	88	44	50%	88	44	50%
A. Telecom	947,258	947,258	100%	673,820	673,820	100%
Companhia AIX	298,562	149,281	50%	298,562	149,281	50%
Companhia ACT	1	0,5	50%	1	0,5	50%
Telefonica Data	473,372	473,372	100%	215,640	215,640	100%
TTP	-	-	-	84,544	84,544	100%
TST	107,923	107,923	100%	-	-	-

Investments in affiliates accounted for under the equity method derive from TTP, which was merged by the Company, as mentioned in Note 2.b. Significant information on these affiliate companies, are as follows:

			Quantity of shares (thousand)

								% ownership
			Total shares			Company shares		interest

	Net								Voting
Affiliates	equity	Ordinary	Preferred	Total	Ordinary	Preferred	Total	Total	shares

GTR Participações e
Empreendimentos	2,214	878	1,757	2,635	-	1,757	1,757	66.7%	0.0%
S.A
Lemontree	14,412	124,839	249,682	374,521	-	249,682	249,682	66.7%	0.0%
Participações S.A.
Comercial Cabo TV
São Paulo S.A.	35,387	12,282	12,282	24,564	2,444	12,282	14,726	59.9%	19.9%
TVA Sul Paraná S.A.	5,388	13,656	13,656	27,312	6,691	13,656	20,347	74.5%	49.0%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

11. Investments (Continued)

     The Company and Consolidated equity method in subsidiaries and affiliates is as follows:

	Company		Consolidated

	2008	2007	2008	2007

Aliança Atlântica (a)	5,184	963	-	(4,161)
A. Telecom	1,459	68,559	-	-
Companhia AIX de Participações	2,838	(7,639)	-	-
Companhia ACT de Participações	3	(3)	-	-
Telefonica Data S.A.	(56,447)	(52,758)	-	-
Telefônica Televisão Participações S.A.	155	(5,489)	-	-
Telefônica Sistemas de Televisão S.A.	(79,510)	-	-	-
GTR Participações e Empreendimentos
S.A	(571)	-	(571)	78
Lemontree Participações S.A.	3,479	-	3,479	495
Comercial Cabo TV São Paulo S.A.	7,869	-	7,869	1,152
TVA Sul Paraná S.A.	(2,515)	-	(2,515)	291

	(118,056)	3,633	8,262	(2,145)

(a) The net income posted by Aliança Atlântica in 2007 refers to equity method on foreign exchange fluctuation of net equity for that year. In 2008 the foreign exchange fluctuation is recorded as Cumulative Translation Adjustment under Net Equity (Note 3.d).

34

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

12. Property, plant and equipment - net

				Company

			2008			2007

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Property, plant and equipment
in service		41,606,822	(33,037,815)	8,569,007	40,423,161	(31,099,432)	9,323,729

Switching and transmission
equipment	12.50	17,491,901	(15,257,495)	2,234,406	16,947,453	(14,393,743)	2,553,710
Transmission equipment,
overhead, underground and
building cables, teleprinters,
PABX, energy equipment
and furniture	10.00	12,457,496	(10,078,157)	2,379,339	12,195,350	(9,574,331)	2,621,019
Transmission equipment -
modems	66.67	1,320,881	(952,581)	368,300	1,112,425	(819,292)	293,133
Underground and undersea
cables, poles and
towers	5.00 to 6.67	621,140	(407,765)	213,375	616,363	(377,256)	239,107
Subscriber, public and booth
equipment	12.50	2,182,992	(1,742,651)	440,341	2,104,393	(1,571,930)	532,463
IT equipment	20.00	589,324	(505,389)	83,935	571,623	(486,853)	84,770
Buildings and underground
cables	4.00	6,594,697	(4,013,956)	2,580,741	6,533,607	(3,800,216)	2,733,391
Vehicles	20.00	52,149	(37,455)	14,694	59,471	(39,136)	20,335
Land	-	228,117	-	228,117	228,455	-	228,455
Other	4.00 to 20.00	68,125	(42,366)	25,759	54,021	(36,675)	17,346

Property, plant and equipment
in progress	-	546,232	-	546,232	288,253	-	288,253

Total		42,153,054	(33,037,815)	9,115,239	40,711,414	(31,099,432)	9,611,982

Average annual depreciation
rates - %		10.27			10.08

Assets fully depreciated		20,865,539			18,357,081

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

12. Property, plant and equipment - net (Continued)

				Consolidated

			2008			2007

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate%	Cost	depreciation	value	Cost	depreciation	value

Property, plant and
equipment in service		42,876,998	(33,604,274)	9,272,724	41,417,128	(31,516,613)	9,900,515

Switching and transmission
equipment	12.50	17,529,850	(15,268,465)	2,261,385	16,968,629	(14,402,569)	2,566,060
Transmission equipment,
overhead, underground
and building cables,
teleprinters, PABX, energy
equipment and furniture	10.00	12,690,391	(10,121,251)	2,569,140	12,340,271	(9,598,798)	2,741,473
Transmission equipment -
modems	66.67	1,381,539	(973,066)	408,473	1,264,062	(844,834)	419,228
Underground and undersea
cables, poles and towers	5.00 to 6.67	634,323	(411,669)	222,654	630,139	(380,619)	249,520
Subscriber, public and
booth equipment	12.50	2,245,185	(1,780,556)	464,629	2,166,427	(1,601,088)	565,339
IT equipment	20.00	651,826	(547,170)	104,656	677,165	(526,313)	150,852
Buildings and underground
cables	4.00	6,596,896	(4,015,696)	2,581,200	6,535,806	(3,801,899)	2,733,907
TV equipment	8.00 to 33.33	712,437	(354,922)	357,515	412,402	(242,198)	170,204
Vehicles	20.00	53,568	(38,572)	14,996	60,801	(40,209)	20,592
Land	-	228,117	-	228,117	228,455	-	228,455
Other	4.00 to 20.00	152,866	(92,907)	59,959	132,971	(78,086)	54,885

Provision for losses	-	(11,807)	-	(11,807)	(5,706)	-	(5,706)

Property, plant and
equipment in progress	-	608,016	-	608,016	365,317	-	365,317

Total		43,473,207	(33,604,274)	9,868,933	41,776,739	(31,516,613)	10,260,126

Average annual depreciation
rates - %		10.64			10.23

Assets fully depreciated		21,204,279			18,413,172

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

13. Intangible assets, net

				Company

			2008			2007

	Annual
	depreciation		Accumulated Net book			Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Software	20.00	2,349,867	(1,594,563)	755,304	2,119,150	(1,324,055)	795,095
Customer Portifolio (a)	10.00	72,561	(43,537)	29,024	72,561	(36,281)	36,280
Other	10.00 to 20.00	184,563	(149,900)	34,663	158,508	(119,841)	38,667
Companhia Aix de Participações (b)		(17,470)	17,470	-	(17,470)	8,735	(8,735)
TS Tecnologia da Informação Ltda.		945	-	945	945	-	945
Spanish and Figueira goodwill
(merged from TDBH) (c)		301,276	(161,319)	139,957	301,276	(107,142)	194,134
Santo Genovese Participações		119,820	(47,928)	71,892	119,820	(35,945)	83,875
Ltda. (d)
Telefonica Televisão Participações		848,308	(67,615)	780,693	860,203	(7,315)	852,888
S.A. (e)

Total		3,859,870	(2,047,392)	1,812,478	3,614,993	(1,621,844)	1,993,149

Average annual depreciation rates
%		19.93			19.80

Assets fully depreciated		995,877			663,741

				Consolidated

			2008			2007

	Annual
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value

Software	20.00	2,520,983	(1,732,047)	788,936	2,280,556	(1,443,857)	836,699
Customer Portifolio (a)	10.00	72,561	(43,537)	29,024	72,561	(36,281)	36,280
Other	10.00 to 20.00	195,443	(154,605)	40,838	169,475	(123,975)	45,500
Ajato Telecomunicações Ltda.		149	-	149	-	-	-
TS Tecnologia da Informação Ltda.		945	-	945	945	-	945
Spanish and Figueira goodwill
(merged from TDBH) (c)		301,276	(161,319)	139,957	301,276	(107,143)	194,133
Santo Genovese Participações		119,820	(47,928)	71,892	119,820	(35,945)	83,875
Ltda. (d)
Telefonica Televisão Participações		848,308	(67,615)	780,693	860,203	(7,315)	852,888
S.A. (e)

Total		4,059,485	(2,207,051)	1,852,434	3,804,836	(1,754,516)	2,050,320

Average annual depreciation rates
%		19.97			19.81

Assets fully depreciated		1,114,804			676,059

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

13. Intangible assets, net (Continued)

(a) Acquisition of IP network customer portfolio from Telefônica Data in December 2002. This was stated as Deferred Assets until 2007.

(b) The negative goodwill on the acquisition of shares of Companhia AIX de Participações, recorded at the parent company, was allocated to Deferred Income in the consolidated financial statements, as defined in article 26 of CVM Instruction No. 247/96. Amortization was completed in 2008 based on estimated future profits.

(c) Goodwill on the spin-off of Figueira, which was merged into the Company following the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(d) Goodwill on the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.), on December 24, 2004, has been amortized on the straight-line basis over 10 years, based on expected future profits.

(e) Goodwill on the acquisition of TTP (see Note 2.b) is based on expected future profits and is made up of total acquisition cost, R$913,747, less the book value of the investment at the time, R$53,544. In 2008, a price adjustment of R$11,895 brought goodwill down to R$848,308.

Changes in intangible assets - Consolidated	2008

Balance in 2007	2,050,320

Software acquisitions	266,395
Goodwill acquisitions – Ajato	149
Price adjustment of TTP	(11,895)
Amortization	(452,535)

Balance in 2008	1,852,434

14. Deferred assets

In accordance with Provisional Executive Act No. 449/08, deferred assets cease to exist with all the items being valued and reclassified as Intangible Assets. Deferred expenses of subsidiaries AIX Participações and ACT Participações were written off to retained earnings on the opening balance for the year ended December 31, 2008, and the 2007 comparative amounts were R$8,460.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

15. Loans and financing

Company/Consolidated				Balance in 2008 (*)

		Annual			Long-
	Currency	interest rate	Maturity	Current	term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	19,283	1,689,521	1,708,804
Mediocrédito	US$	1.75%	2014	7,594	27,831	35,425
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	129,173	-	129,173

Resolution 2770	JPY	0.50% to 5.78%	2009	213,339	-	213,339

Resolution 2770	EUR	5.74%	2009	84,799	-	84,799

Total parent Company				454,188	1,717,352	2,171,540

Resolution 2770	JPY	1.00%	2009	48,315	-	48,315

Total consolidated				502,503	1,717,352	2,219,855

(*) Amounts presented at fair value, when applicable, as mentioned in Note 4.o.

Company/Consolidated					Balance in 2007

		Annual			Long-
	Currency	interest rate	Maturity	Current	term	Total

Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	9,031	800,314	809,345
Mediocrédito	US$	1.75%	2014	5,576	29,302	34,878
Resolution 2770	US$	1.00% to 4.8%	2008	260,275	-	260,275
Resolution 2770	JPY	0.80% to 8.00%	2008	386,091	-	386,091
Resolution 2770	JPY	0.50% to 5.78%	2008	-	92,845	92,845
Resolution 2770	EUR	5.15%	2008	10,569	-	10,569
Untied Loan – JBIC	JPY	Libor + 1.25%	Until 2009	80,044	78,568	158,612

Total parent Company				751,586	1,001,029	1,752,615

Finame	URTJLP	TJLP+8%	2008	2,400	-	2,400
Compror	R$	CDI + 1%	2008	23,244	-	23,244
CDI + 2% to
Working capital loan	R$	CDI + 2% to 2.5%	Until 2009	16,553	2,000	18,553

Total consolidated				793,783	1,003,029	1,796,812

The loan from Japan Bank for International Cooperation – JBIC and BNDES include restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

15. Loans and financing (Continued)

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan obtained from BNDES is secured by SP Telecomunicações Participações Ltda.

Consolidated long-term debt maturities

Year	Amounts

2010	204,204
2011	344,510
2012	343,972
2013	343,420
Thereafter	481,246

Total	1,717,352

16. Debentures

	Company and Consolidated				Balance in 2008

		Annual
		interest			Long-
	Currency	rate	Maturity	Current	term	Total

Debentures	R$	CDI rate + 0.35%	Until 2010	16,339	1,500,000	1,516,339

Total				16,339	1,500,000	1,516,339

	Company and Consolidated				Balance in 2007

		Annual
		interest			Long-
	Currency	rate	Maturity	Current	term	Total

Debentures	R$	CDI rate + 0.35%	Until 2010	12,357	1,500,000	1,512,357

Total				12,357	1,500,000	1,512,357

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

16. Debentures (Continued)

Debenture conditions were renegotiated on September 1, 2007, date of end of the first Remuneration period and beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures are entitled to interest yield, payable on a quarterly basis.

17. Taxes payable

	Company		Consolidated

	2008	2007	2008	2007

Taxes on income (a)
Income tax	-	-	-	2,587
Social contribution tax	-	-	-	694

Deferred taxes
Income tax	118,132	114,636	118,132	114,636
Social contribution tax	12,431	27,074	12,431	27,074

Indirect taxes
ICMS (state VAT)	635,353	617,632	683,447	667,961
PIS and COFINS (taxes on	75,286	68,892	102,023	76,838
revenue)
Legal liabilities (b)	26,674	23,310	26,674	23,310
Other (c)	19,638	24,344	31,131	33,761

Total	887,514	875,888	973,838	946,861

Current	847,363	837,405	926,437	908,260
Non-current	40,151	38,483	47,401	38,601

(a) Income and social contribution taxes payable are presented net of payments on an estimate basis (Note 7).

(b) Legal obligations account records tax liabilities, net of judicial deposits, which are being questioned in court.

(c) The item “Others” includes R$139,511 of FUST payable as of December 31, 2008 (R$113,275 as of December 31, 2007), net of judicial deposits of R$126,832 (R$97,567 as of December 31, 2007).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

18. Dividends and interest payable to shareholders

	Company/Consolidated

	2008	2007

Interest on shareholders’ equity	437,720	274,976

Telefónica Internacional S.A.	234,441	118,912
SP Telecomunicações Holding Ltda.	77,036	36,371
Telefônica Data do Brasil Ltda.	-	2,702
Minority shareholders	126,243	116,991

Dividends - Minority shareholders	320,841	371,083
Dividends subject to shareholders’
approval (note22.e)	395,109	350,938

Total	1,153,670	996,997

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

19.	Payroll and related charges

		Company		Consolidated

		2008	2007	2008	2007

	Salaries and fees	18,250	20,165	19,723	22,929
	Payroll charges	73,589	81,122	79,641	89,127
	Accrued benefits	4,878	7,413	5,087	7,704
	Employee profit sharing	65,269	64,725	68,835	70,590
	Organizational restructuring
	program (a)	1,386	74,491	1,386	74,491

	Total	163,372	247,916	174,672	264,841

(a) Refers to the Company’s organizational restructuring program realized in 2008.

20. Reserves for contingencies, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during 2008:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Reserves for contingencies, net (Continued)

		Nature

Consolidated	Labor	Tax	Civil	Total

Balances as of 12/31/2007	456,188	232,152	123,894	812,234

Additions	39,800	7,738	151,075	198,613
Transfers	-	(50,313)	50,313	-
Write-offs	(84,353)	(25,571)	(89,701)	(199,625)
Monetary restatement	85,497	3,950	19,852	109,299

Balances as of 12/31/2008	497,132	167,956	255,433	920,521

Escrow deposits	(133,554)	(59,431)	(28,270)	(221,255)

Net balances as of 12/31/2008	363,578	108,525	227,163	699,266

Current	50,577	-	77,911	128,488
Non-current	313,001	108,525	149,252	570,778

20.1. Labor contingencies and reserves

	Amount involved

Risk - Consolidated	2008	2007

Probable	497,132	456,188
Possible	66,608	-

Total	563,740	456,188

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

The Company made escrow deposits in the amount of R$133,554 for the reserves mentioned above.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Reserves for contingencies, net (Continued)

20.2. Tax contingencies and reserves

	Amount involved

Risk - Consolidated	2008	2007

Probable	167,956	232,152
Possible	2,864,127	2,706,417

Total	3,032,083	2,938,569

The principal tax contingencies according to the risk, are as follows:

  Claims by the National Institute of Social Security (INSS) referring to:

a) Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) and joint liability for social security contributions alleged not to have been paid by its subcontractors of approximately R$330,850. In view of a decision handed down by the Federal Supreme Court recognizing the statute barring period of five years, the Company’s management decided to reverse in 2008 the provision recognized for the amounts covered by the barring period. However due the likelihood of a possible loss, a provision of R$ 98,285 for part of the total amount was maintained.

b) Discussion relating to certain amounts paid under the Company’s collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão , in the amount of approximately R$145,751 In view of a decision handed down by the Federal Supreme Court recognizing the statute barring period of five years, the Company’s management decided to reverse the provision recognized for the amounts covered by the barring period. However due the likelihood of a possible loss, a provision of R$ 2,915 for part of the total amount was maintained.

c) Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately of R$62,137. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Reserves for contingencies, net (Continued)

20.2. Tax contingencies and reserves (Continued)

d) Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$202,836, considered as a possible risk until December 2008, when the Company obtained a favorable decision on this suit, which was then closed.

e) Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the 2nd administrative level.

  Claims by the Finance Secretary of the State of São Paulo referring to:

f) Assessments on 2001, related to ICMS (State VAT) allegedly due on international long-distance calls for the period from November, 1996 to December, 1999 amounting to R$452,139. One suit is at the last administrative stage and two suits are the first judicial stage. Considering the risk of a possible loss, no provisions were recognized.

g) Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$34,001, for which the risk is considered possible. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

h) Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000 and from July 2000 to December 2003, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$127,900. The risk is considered possible by legal counsel. The claims are at the 2nd and first administrative level, respectively. Considering the risk level, no provision was made.

i) Infraction notice issued by the São Paulo State Tax Department related to nonpayment of ICMS, from January 2001 to December 2005, on amounts received for equipment lease (modem), totaling R$158,587. The suit is at the second administrative level. Considering the risk of a possible loss, no provisions were recognized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Reserves for contingencies, net (Continued)

20.2. Tax contingencies and reserves (Continued)

j) Infraction notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$286,673, upon determination of the tax basis. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

k) Infraction notice drawn up by the São Paulo State Finance Office on June 14, 2007, referring to co-billing operations from May to December 2004, due to: (i) non presentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) unpaid of tax concerning to a portion of the communication services rendered. The amount involved is R$8,324, already considering payment of the notice item one in the terms of Law No. 6374/89 and of Decree No. 51960/07 (PPI), related to non-payment of taxes. Part of the infractions results from the not filed information by other operating companies. The likelihood of loss is assessed as possible. The claim is at the 1st administrative level. Considering the risk involved, the Company did not record a provision.

  Litigation at the Federal and Municipal Levels:

l) FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0% . Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$19,837. In October 2008, the Company obtained a final favorable decision on one of the suits, totaling R$14,799. The other suits, in the amount of R$5,038, are still on trial and await a decision by the second and last administrative stage. Despite the likelihood of a possible loss, a provision of R$ 5,038 for the total amount was maintained.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Reserves for contingencies, net (Continued)

20.2. Tax contingencies and reserves (Continued)

m) The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$29,567. The claim is at the 2nd court level. The risk is considered possible. Considering the risk level, no provision was made.

n) On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion not to exclude interconnection expenses from FUST basis, modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis and/or not to be subject to the retrospective payment of differences identified as a result of adopting the noncumulative system by operation of Anatel Abridgement No. 7/2005. The total amount involved is R$332,344. Out of this amount, R$184,050 refers to differences identified as a result of adopting the noncumulative system during the retrospective period (2001 to 2005) and R$148,294 refers to differences identified for the period 2006 to date, which is being deposited with the court on a monthly basis. Despite the likelihood of a possible loss, a provision has been recognized only for the court deposits. The suit is at the second judicial stage.

There are other contingencies that have also been accrued, for which the involved amount is R$61,718; which the risk is considered probable by management.

20.3 Civil contingencies and reserves

	Amount involved

Risk - Consolidated	2008	2007

Probable	255,433	123,894
Possible	452,616	904,286

Total	708,049	1,028,180

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Reserves for contingencies, net (Continued)

20.3 Civil contingencies and reserves (Continued)

The principal civil contingencies according to the risk, are as follows:

  Community Telephone Plan - PCT. These contingencies are related to civil contingencies in that the Company is involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires involving a total amount of approximately R$343,974. Since June, 2008 the risks involved are considered remote by the lawyers responsible for this case. The claim is in the 2nd court.

  There is a collective claim by ASTEL – Sistel Participants Association in São Paulo State, against the Company Suit brought by members of the Sistel Association in the State of São Paulo questioning the changes in the health care plan for the Company’s retirees (PAMA). The suit is at the initial stage and there has been no judgment of dismissal. The Company’s management, based on its legal counsel opinion, considers this proceeding as possible risk, with an estimated amount of R$322,325. According to the risk, no provision was recorded.

  Enforcement proceedings brought by WCR against Telesp. On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount is R$76,234. On October 1, 2004 the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. The process is in a higher court. Since the risk level was considered as probable, provision was made.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

20. Reserves for contingencies, net (Continued)

20.3 Civil contingencies and reserves (Continued)

  Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated pursuant to the regulation issued by the Telecommunications Ministry with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals. Considering the risk of a probable loss, a provision of R$18,039 was made.

  As of December 31, 2008, the Company has a provision of R$64,835 for fines relating to Several Administrative Proceedings filed by ANATEL against Telesp, considered by the legal advisors as a probable risk of loss.

  Contingencies, especially assessed as possible risks, involve matters relating to several legal suits, mainly: unacknowledged title to telephone lines, indemnity for material and personal damages, among others, for approximately R$130,291.

21. Other liabilities

	Company		Consolidated

	2008	2007	2008	2007

Consignments on behalf of third parties	216,512	172,668	198,050	162,041

Amounts charged to users	93,247	86,378	70,884	70,615
Withholdings	122,191	84,587	126,092	89,723
Other	1,074	1,703	1,074	1,703

Liabilities to related parties (Note 31)	69,517	62,520	81,072	44,920
Advances from customers	59,903	65,080	69,906	71,675
Amounts to be refunded to subscribers	53,669	48,814	48,593	49,817
Concession renewal fee (Note 1.c)	102,863	-	102,863	-
Accounts payable – sale of share fractions (a)	113,377	114,315	113,377	114,315
Accounts payable for the acquisition of Telefônica Televisão
Participações S.A. (b)	-	23,790	-	23,790
Negative goodwill AIX	-	-	-	8,735
Other	43,774	57,281	94,000	86,110

Total	659,615	544,468	707,861	561,403

Current	590,147	479,340	614,867	479,557
Noncurrent	69,468	65,128	92,994	81,846

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

21. Other liabilities (Continued)

(a) Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(b) The amount to be paid on December 31, 2007 to the Grupo Abril for the TTP acquisition correspond to R$293,790, of which R$270,000 is retained in financial application in the name of the Company. The presentation is by net value.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

22. Shareholders’ equity

a) Capital

Paid-in capital is of R$6,575,480 at December 31, 2008 (R$6,575,198 as of December 31, 2007). Subscribed and paid-in capital is represented by shares without par value, as follows:

	2008	2007

Total Capital in shares
Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402

Total	506,237,272	506,237,272

Treasury shares
Common shares	(210,579)	(210,578)
Preferred shares	(185,213)	(185,213)

Total	(395,792)	(395,791)

Outstanding shares
Common shares	168,609,291	168,609,292
Preferred shares	337,232,189	337,232,189

Total	505,841,480	505,841,481

Book value per outstanding share in R$	19.86	19.58

The Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

22. Shareholders’ equity (Continued)

a) Capital (Continued)

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

b) Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Donations and subsidies for investment

These represent amounts in assets donated by subscribers for the expansion of the telecommunications services plant until 2007. After 2008, these donations will be classified as deferred revenues under liabilities.

Treasury shares

These correspond to the Company’s treasury stock which resulted from merger with TDBH occurred in 2006, part of which refer to exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44.77. At December 31, 2008, the market value of treasury stock was R$16,258 (R$18,164 at December 31, 2007).

c) Income reserves

Legal reserve

According to article 193 of Law No. 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

22. Shareholders’ equity (Continued)

d) Special goodwill reserve

This represents the tax benefit generated by the merger of DABR (Note 2.b) which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

e) Dividends

According to its by-laws, the Company is required to pay dividends at each year ending December 31, of a minimum of 25% of adjusted net income, provided earnings are available for distribution.

Dividends are calculated in accordance with the Company’s by-laws and with the Brazilian Corporation Law. The Company presents the calculation of dividends and interest on shareholders’ equity for 2008 and 2007 as follows:

Minimum mandatory dividends calculated based on adjusted net
income	2008	2007

Net income for the year	2,419,971	2,363,169
Allocation to legal reserve	-	-

Adjusted net income for the year	2,419,971	2,363,169

Minimum mandatory dividends – 25% of adjusted net income	604,993	590,792

Retained earnings
Retained earnings from prior years	-	705,631
Adjusted net income for the year	2,419,971	2,363,169
Interest on shareholders’ equity / Prescribed dividends	163,392	209,770
Merger of DABR	41	-
Adjustments of Law No. 11638/07	2,705	-

Profit available for distribution	2,586,109	3,278,570

Interest on shareholders’ equity (gross)	616,000	642,000
Interim dividends	1,575,000	2,285,632

Balance of profit available for distribution	395,109	350,938

Proposed dividends	395,109	350,938

Retained earnings at year-end	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

22. Shareholders’ equity (Continued)

e) Dividends (Continued)

		2008			2007

Amounts in R$ per share (a)	Gross		Net	Gross		Net

Interest on shareholders’
equity - common	1.141661		0.970411	1.189848		1.011370
Interest on shareholders’
equity – preferred	1.255827		1.067453	1.308832		1.112507

				2008

Amounts in R$ per share (a)				Common		Preferred

Interest on shareholders’ equity – net of				0.315068		0.346575
income tax
Interim dividends declared in March 2008				0.650409		0.715450
Interim dividends declared in May 2008				0.898872		0.988760
Interim dividends declared in November 2008				2.020146		2.222161
Interest on shareholders’ equity – net of
income tax				0.655343		0.720877

				4.539838		4.993823

				2007

Amounts in R$ per share (a)				Common		Preferred

Interest on shareholders’ equity – net of
income tax				1.011370		1.112507
Interim dividends declared in March 2007				1.307779		1.438557
Interim dividends declared in November 2007				2.928286		3.221115

				5.247435		5.772179

(a) Do not include the amount of dividends to be declared.

The balance of retained earnings as of December 31, 2008, in the amount of R$395,109 (R$350,938 at December 31, 2007), was classified as dividends payable in accordance with management’s proposal for allocation of net income for the year, subject to approval by the Ordinary Shareholders’ Meeting, and to payment by the end of fiscal year 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

22. Shareholders’ equity (Continued)

f) Interest on shareholders’ equity

As proposed by Management, in 2008 and 2007, interest on shareholders’ equity was credited to shareholders in accordance with article 9 of Law No. 9,249/95, net of withholding tax, as follows:

	2008	2007

Gross interest on shareholders’ equity	616,000	642,000

Common shares	192,495	200,619
Preferred shares	423,505	441,381

Withholding income tax	(92,400)	(96,300)

Interest on shareholders’ equity, net of income tax
included in dividends	523,600	545,700

Tax-exempt shareholders received interest on shareholders’ equity in full, not subject to withholding tax.

g) Payment of dividends and interest on shareholders’ equity

On March 26, 2008, the Ordinary Shareholders’ Meeting approved dividend distribution in the amount of R$350,938 as defined in the allocation of net income for 2007 proposed by management. These dividends were credited to holders of common and preferred shares included in the Company’s records by the end of March 26, 2008, and have been paid as of June 23, 2008.

On May 20, 2008, the Board of Directors approved the payment of interim dividends in the amount of R$485,000 based on the financial statements for March 31, 2008, and interest on shareholders’ equity for fiscal year 2008 in the amount of R$200,000, or R$ 170,000 net of withholding taxes, to holders of common and preferred shares included in the Company’s records by the end of May 20, 2008. These dividends have been paid as of June 23, 2008.

On November 24, 2008, the Board of Directors approved the distribution of interim dividends in the amount of R$1,090,000, based on retained earnings shown on the balance sheet as of September 30, 2008, to holders of common and preferred shares included in the Company’s records by the end of November 24, 2008. These dividends have been paid as of December 10, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

22. Shareholders’ equity (Continued)

g) Payment of dividends and interest on shareholders’ equity (Continued)

On December 9, 2008, the Board of Directors approved the credit of interest on shareholders’ equity for fiscal year 2008 in the amount of R$416,000, or R$353,600 net of withholding taxes, to holders of common and preferred shares included in the Company’s records by the end of December 30, 2008. The payment will be made in 2009 on a date to be decided at the Ordinary Shareholders’ Meeting.

h) Unclaimed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after 03 (three) years, as from the date of beginning of payment thereof if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976.

i) Adjustment for equity valuation and cumulative translation adjustment

Adjustment for equity valuation

This represents net gains and losses from changes in the fair value of financial assets classified as available-for-sale (Notes 4 and 11).

Cumulative translation adjustment

This represents foreign exchange fluctuations derived from the translation of net equity of foreign investments.

Adjustment for equity valuation

Portugal Telecom	55,389
Zon Multimédia	6,775
Other investments	14,068

Total	76,232

Cumulative translation adjustment
Aliança Atlântica	862

Total	862

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

23. Net operating revenue

	Company		Consolidated

	2008	2007	2008	2007

Monthly subscription charges	5,599,514	5,760,511	5,486,797	5,646,362
Activation fees	114,315	119,743	114,283	119,629
Local service	2,504,587	2,732,412	2,562,869	2,808,251

LDN – Domestic long-distance	3,719,509	3,133,264	3,808,790	3,220,787
LDI – International long-
distance	124,305	113,423	140,389	133,870
Interconnection services	4,286,927	3,949,426	4,372,033	4,063,688
Network usage services	465,788	405,278	465,788	405,278
Public telephones	444,910	551,059	444,910	551,059
Data transmission	3,402,321	2,725,895	3,759,457	2,995,718
Network access	416,770	349,494	384,344	318,609
TV Service	-	-	379,019	54,564
Other (i)	657,155	587,125	1,102,101	865,994

Gross operating revenue	21,736,101	20,427,630	23,020,780	21,183,809

Taxes on gross revenue	(5,553,811)	(5,299,061)	(5,978,565)	(5,575,502)

ICMS (State VAT)	(4,746,024)	(4,528,022)	(5,017,815)	(4,721,551)
PIS and COFINS (taxes on			(917,546)	(811,549)
revenue)	(779,605)	(741,091)
ISS (Municipal service tax)	(28,182)	(29,948)	(43,204)	(42,402)

Discounts	(1,364,928)	(1,100,823)	(1,063,230)	(880,745)

Net operating revenue	14,817,362	14,027,746	15,978,985	14,727,562

The group of accounts “Other”, under Gross operating revenues, includes revenue from finance lease payments of customers premises equipments, as described in Note 4.k

Tariff adjustments affecting recorded revenue

Tariff adjustment for wireline to wireline services effective as of July 24, 2008. Tariffs increased by 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

Tariff adjustment of 3.01% for wireline to mobile services (VC1, VC2 and VC3), also is effective as of July 24, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

23. Net operating revenue

Tariff adjustments affecting recorded revenue (Continued)

Tariff adjustment of 2.21% for Basic Plans (Local and LDN) was effective as of July 20, 2007. Local network tariffs (TU-RL) also increased by 2.21% as of July 20, 2008.

Tariff adjustment of 3.29% for wireline to mobile services (VC1, VC2 and VC3) was effective as of July 20, 2007.

24. Cost of services provided

	Company		Consolidated

	2008	2007	2008	2007

Depreciation and amortization	(2,229,050)	(2,276,004)	(2,390,633)	(2,347,943)
Personnel	(161,947)	(176,384)	(198,990)	(224,578)
Organizational Restructuring
Program	(21,403)	(63,238)	(21,403)	(63,238)
Materials	(30,507)	(30,571)	(132,023)	(31,651)
Network interconnection	(3,810,851)	(3,570,560)	(3,855,345)	(3,617,118)
Outside services	(1,255,595)	(1,093,281)	(1,525,450)	(1,240,328)
Other	(409,733)	(370,072)	(602,564)	(504,347)

Total	(7,919,086)	(7,580,110)	(8,726,408)	(8,029,203)

25. Selling expenses

	Company		Consolidated

	2008	2007	2008	2007

Depreciation and amortization	(168,604)	(174,447)	(168,875)	(174,560)
Personnel	(349,480)	(322,954)	(368,611)	(341,006)
Organizational Restructuring Program	(7,526)	(9,123)	(7,526)	(9,123)
Materials	(61,718)	(89,161)	(61,944)	(89,362)
Outside services	(1,347,438)	(1,141,125)	(1,374,596)	(1,154,183)
Allowance for doubtful accounts	(461,760)	(611,030)	(538,625)	(652,692)
Other	(44,247)	(36,311)	(80,379)	(41,531)

Total	(2,440,773)	(2,384,151)	(2,600,556)	(2,462,457)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

26. General and administrative expenses

	Company		Consolidated

	2008	2007	2008	2007

Depreciation and amortization	(76,955)	(93,043)	(98,395)	(111,881)
Personnel	(138,860)	(153,700)	(143,774)	(167,731)
Organizational Restructuring
Program	(6,591)	(81,577)	(8,537)	(81,577)
Materials	(8,508)	(13,410)	(8,776)	(15,112)
Outside services	(326,431)	(375,206)	(430,826)	(402,791)
Other	(45,280)	(48,138)	(65,214)	(59,521)

Total	(602,625)	(765,074)	(755,522)	(838,613)

27. Permanent asset disposal, net

	Company		Consolidated

	2008	2007	2008	2007

Proceeds from sale of property, plant and
equipment and investments	15,548	146,747	27,370	147,693
Cost of sale of property, plant and
equipment and investments	(41,761)	(64,081)	(77,925)	(66,040)

Total	(26,213)	82,666	(50,555)	81,653

Gains on permanent assets disposals in 2007 mainly refers to sale of real property located in Barra Funda district for R$134,555, with residual value of R$46,044.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

28. Other operating income (expenses), net

	Company		Consolidated

	2008	2007	2008	2007

Income	554,801	741,474	578,966	750,656

Technical and administrative services	49,420	50,835	44,118	47,057
Income from supplies	17,791	72,838	20,880	72,838
Dividends	25,439	16,799	30,473	21,826
Fines on telecommunication services	162,804	130,669	174,774	133,625
Recovered expenses	50,703	113,191	52,238	117,645
Reversal of provision for contingencies (*)	103,824	208,322	106,894	209,227
Rent of infrastructure	45,894	37,857	45,894	37,857
Amortization of negative goodwill – AIX	8,735	8,735	8,735	8,735
Unidentified billing	49,441	39,424	49,519	39,424
Other income	40,750	62,804	45,441	62,422

Expenses	(618,878)	(523,333)	(703,622)	(580,075)

Allowance for reduction to recoverable
value of inventories	(2,941)	(5,135)	(3,743)	(5,700)
Amortization of goodwill	(126,459)	(73,473)	(126,459)	(73,473)
Donations and sponsorships	(36,520)	(39,215)	(36,520)	(39,504)
Taxes other than income taxes	(259,135)	(245,447)	(310,985)	(274,090)
Provision for contingencies	(161,106)	(91,617)	(162,814)	(94,657)
Pension and other post-retirement benefits	(20,064)	(23,033)	(20,064)	(23,033)
Other	(12,653)	(45,413)	(43,037)	(69,618)

Total	(64,077)	218,141	(124,656)	170,581

(*) In 2007, the Company partially reversed the provision of INSS, which refers to “Plano Bresser”, “Verão” and “SAT” (see note 20.2a and 20.2. b) due the statute barring period of five years instead in an amount of R$ 105,682, of which R$4,648 was reversed in the financial results of 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

29. Financial income (expenses)

	Company		Consolidated

	2008	2007	2008	2007

Financial income	880,512	494,006	932,554	503,453

Income from short-term investments	151,358	72,596	161,927	80,988
Gains on derivative transactions	566,827	218,733	588,919	218,733
Interest receivable	39,660	50,008	53,341	50,508
Monetary/exchange variations
receivable	120,312	148,319	122,856	148,447
Other financial income	2,355	4,350	5,511	4,777

Financial expenses	(1,718,379)	(1,437,775)	(1,776,440)	(1,452,385)

Interest on shareholders’ equity	(616,000)	(642,000)	(616,000)	(642,000)
Interest payable	(410,288)	(330,974)	(419,190)	(336,997)
Losses on derivative transactions	(428,588)	(371,697)	(435,472)	(371,750)
Expenses on financial transactions	(54,632)	(91,927)	(69,090)	(99,731)
Monetary/exchange variations
payable	(208,871)	(1,177)	(236,688)	(1,907)

Total	(837,867)	(943,769)	(843,886)	(948,932)

In 2008 includes the financial results of long-term assets brought at present value and adjustments of financial instrument at market value.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

30. Income and social contribution taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2008 and 2007 is shown in the table below:

	Company		Consolidated

	2008	2007	2008	2007

Income before taxes	2,808,665	2,659,082	2,885,664	2,698,446

Income tax and social contribution taxes
Income tax and Social contribution tax
expense	(954,946)	(904,088)	(981,126)	(917,471)
Permanent differences
Equity pick-up	(40,139)	1,235	2,809	(729)
Unclaimed interest on shareholders’
equity	(8,919)	(31,310)	(8,919)	(31,310)
Reversal of subsidiaries’ tax credits	-	-	(39,020)	-
Subsidiaries’ temporary differences	-	-	(35,379)	-
Nondeductible expenses, gifts,
incentives and dividends received	(24,578)	(35,171)	(43,961)	(59,397)

Other
Incentives (cultural, food and
transportation)	23,888	31,421	23,903	31,421

Total (income tax + social contribution
tax)	(1,004,694)	(937,913)	(1,081,693)	(977,486)

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in Notes 7 and 17 respectively.

Total current income and social contribution taxes consolidated payable at December 31, 2008 amounts to R$1,071,609 (R$924,196 as of December 31, 2007).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

31. Transactions with related parties

The principal balances with related parties are as follows:

					Telecomu
					n. de Chile	Telefónica	Telefónica
	Atento		Tiws		Transm.	de	de	Terra
	Brasil		Brasil	Telefônica	Regionale	Argentina	España	Networks
Consolidated	S.A.	VIVO	Ltda.	S.A.	s S.A.	S.A.	S.A.	Brasil S.A.

Assets
Current assets	24,803	255,656	2,564	1,987	16,544	3,477	3,248	24,690

Trade accounts receivable	23,346	252,524	2,364	-	498	3,477	3,248	24,398
Other assets	1,457	3,132	200	1,987	16,046	-	-	292

Noncurrent assets	-	1,109	1,507	16	887	-	-	1,826

Other assets	-	1,109	1,507	16	887	-	-	1,826

Total assets	24,803	256,765	4,071	2,003	17,431	3,477	3,248	26,516

Liabilities
Current liabilities	52,820	239,529	64,025	2,317	152	379	970	5,110

Trade accounts payable	47,144	239,528	63,979	-	152	379	970	5,091
Interest on shareholders’ equity	-	-	-	-	-	-	-	-
Other liabilities	5,676	1	46	2,317	-	-	-	19

Noncurrent liabilities	-	55	23,917	-	-	-	-	1

Other liabilities	-	55	23,917	-	-	-	-	1

Total liabilities	52,820	239,584	87,942	2,317	152	379	970	5,111

Statement of income
Revenue	38,871	257,398	4,187	-	1,279	5,641	5,710	61,027

Telecommunications services	36,834	257,398	3,661	-	1,279	5,641	5,710	60,935
Financial income	-	-	-	-	-	-	-	-
Other operating revenue	2,037	-	526	-	-	-	-	92

Costs and expenses	(514,045)	(1,957,421)	(57,737)	(2,122)	(541)	(1,256)	(3,051)	(16,663)

Cost of services provided	(85,399)	(1,954,648)	(56,725)	(2,122)	(541)	(1,256)	(3,051)	(15,907)
Selling	(418,021)	(2,080)	-	-	-	-	-	(710)
General and administrative	(10,034)	(693)	-	-	-	-	-	-
Other operating expense	(591)	-	(1,012)	-	-	-	-	(46)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

31. Transactions with related parties (Continued)

	Telefônica
	Serviços
	Empresari				Telefônica
	ais do	Telefónica		Colômbia	Pesquisa e
	Brasil Ltda.	Internacional	SP Telecom	Telecomunicações	Desenv.
Consolidated		S.A.		(Telecon)	Ltda.	Other	Total 2008	2007

ASSETS
Current assets	11,971	62,853		19,058	100	21,386	448,337	291,439

Trade accounts receivable	1,315	-	-	-	-	6,745	317,915	216,541
Other assets	10,656	62,853	-	19,058	100	14,641	130,422	74,898

Noncurrent assets	1,135	14,767	-	466	87	1,063	22,863	25,833

Other assets	1,135	14,767	-	466	87	1,063	22,863	25,833

Total Assets	13,106	77,620	-	19,524	187	22,449	471,200	317,272

LIABILITIES
Current liabilities	14,949	268,627	77,036	776	20,282	19,205	766,177	502,248

Trade accounts payable	14,665	-	-	776	20,205	12,614	405,503	308,539
Interest on shareholders’ equity	-	234,441	77,036	-	-	-	311,477	155,282
Other Liabilities	284	34,186	-	-	77	6,591	49,197	38,427

Noncurrent liabilities	2,164	-	-	1,382	3	4,353	31,875	6,493

Intercompany payables	2,164	-	-	1,382	3	4,353	31,875	6,493

Total Liabilities	17,113	268,627	77,036	2,158	20,285	23,558	798,052	508,741

STATEMENT OF INCOME
Revenue	3,915	2,799	-	91	87	3,539	384,544	323,726

Telecommunications services	2,264	-	-	-	-	1,400	375,122	314,599
Financial income	-	2,799	-	91	-	2,139	5,029	6,812
Other operating revenues	1,651	-	-	-	87	-	4,393	2,315

Costs and expenses	(75,985)	(11,493)	(5,895)	-	(11,629)	(40,167)	(2,698,005)	(2,319,307)

Cost of services provided	(75,985)	-	-	-	(3,132)	(40,167)	(2,238,933)	(1,848,568)
Selling	-	-	-	-	(7,732)	-	(428,543)	(338,379)
General and administrative	-	(11,493)	-	-	(765)	-	(22,985)	(129,592)
Other operating expense	-	-	(5,895)	-	-	-	(7,544)	(2,768)

Transactions with related parties were carried out at arm’s length.

Trade accounts receivable include receivables for telecommunications services. principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

31. Transactions with related parties (Continued)

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Del Peru and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., software development and maintenance services payable to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and subsidiaries, call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

Management fees

Compensation paid by the Company to its Management and Statutory Officers was approximately R$11,248 (R$20,900 in 2007). Of this amount, R$8,737 (R$14,200 in 2007) refers to salaries and fringe benefits, and R$2,511 (R$6,700 in 2007) to bonuses.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

32. Post-retirement benefit plans

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), administered by Visão Prev, which covers approximately 0.54% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided to retired employees and their dependents (administered by Fundação Sistel), at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 10.52% of payroll of employees covered by the plan, of which 9.02% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plans administrative and maintenance expenses, including participant’s death and disability risks. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

During 2008, the Company made contributions to the PBS Telesp Plan in the amount of R$28 (R$47 in 2007) and to Plano Visão Telesp in the amount of R$20,297 (R$26,457 in 2007).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$313 (R$637 in 2007).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan amounted to R$646 (R$881 in 2007).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

32. Post-retirement benefit plans (Continued)

The actuarial valuation of the plans was made in December 2008 and 2007 based on the record of plan members as of August 2008 and 2007, respectively, and the financial information as of October 31, 2008 was updated to December 31, 2008 and August 2007, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to October 31, 2008 and December, 31 2007. For multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company as of December 31, 2008 and 2007 is as follows:

Plan	2008	2007

CTB	26,482	20,790
PAMA	122,288	74,636

Total Consolidated	148,770	95,426

a) Reconciliation of assets and liabilities

			2008

					Visão
					Telesp /
		PAMA	PBS-A		Assist/
	CTB	(i)	(i)	PBS	TEmpresas

Total actuarial liabilities	26,482	190,541	1,068,380	91,583	28,875
Fair value of assets	-	68,253	1,463,441	92,168	93,273

Liabilities (assets), net	26,482	122,288	(395,061)	(585)	(64,398)

Unrecorded surpluses (ii)	-	-	395,061	585	64,398

Recorded balance	26,482	122,288	-	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

32. Post-retirement benefit plans (Continued)

a) Reconciliation of assets and liabilities (Continued)

			2007

					Visão
					Telesp /
		PAMA	PBS-A		Assist/
	CTB	(i)	(i)	PBS	TEmpresas

Total actuarial liabilities	20,790	137,634	905,636	76,802	22,561
Fair value of assets	-	62,998	1,468,827	99,133	70,247

Liabilities (assets), net	20,790	74,636	(563,191)	(22,331)	(47,686)

Unrecorded surpluses (ii)	-	-	563,191	22,331	47,686

Recorded balance	20,790	74,636	-	-	-

(i) Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

(ii) Surplus was not recorded by the sponsors as assets in view of limitations imposed by accounting standards (CVM Resolution No. 371) and by Resolution No. 26 of the Private Pension Management Council.

b) Total expenses recognized in income

			2008

					Visão
					Telesp/Assi
		PAMA	PBS-A		st/TEmpres
	CTB	(i)	(i) (ii)	PBS	as

Current service cost	-	187	-	124	2,846
Interest cost	2,073	14,532	93,587	7,926	2,258
Expected return on plan assets	-	(5,794)	(156,392)	(10,701)	(7,688)
Employee contributions	-	-	-	(34)	(161)

	2,073	8,925	(62,805)	(2,685)	(2,745)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

32. Post-retirement benefit plans (Continued)

b) Total expenses recognized in income (Continued)

			2007

					Visão
		PAMA	PBS-A		Telesp/Assist/
	CTB	(i)	(i) (ii)	PBS	TEmpresas

Current service cost	-	-	-	93	3,590
Interest cost	2,229	11,159	86,729	6,818	2,568
Expected return on plan
assets	-	(6,087)	(167,404)	(9,374)	(6,598)
Employee contributions	-	-	-	(63)	(149)

	2,229	5,072	(80,675)	(2,526)	(589)

c) Change in net actuarial liabilities (assets)

					Visão Telesp/
					Assist/
	CTB	PAMA	PBS-A	PBS	TEmpresas

Liabilities recorded in the balance sheet on
December 31,2006	23,326	51,604	-	-	-
Expenses in 2007	2,229	5,072	(80,675)	(2,526)	(589)
Contribution of the Companies in 2007	(3,378)	(5)	-	(37)	(2,195)
(Gain)/Loss generated in the period	(1,387)	17,965	(59,580)	(6,008)	(15,131)
Overfunding not recorded in the balance sheet	-	-	140,255	8,571	17,915

Liabilities recorded in the balance sheet on
December 31,2007	20,790	74,636	-	-	-

Expenses in 2008	2,073	8,925	(62,805)	(2,685)	(2,745)
Contribution of the Companies in 2008	(3,323)	(5)	-	(328)	(2,200)
(Gain)/Loss generated in the period	6,942	38,732	230,936	24,759	(11,767)
Overfunding not recorded in the balance sheet	-	-	(168,131)	(21,746)	16,712

Liabilities recorded in the balance sheet in
31/12/2008	26,482	122,288	-	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

32. Post-retirement benefit plans (Continued)

d) Change in actuarial liabilities

					Visão
					Telesp/
					Assist/
	CTB	PAMA	PBS-A	PBS	TEmpresas

Actuarial liabilities – 12/31/2006	23,326	111,135	882,270	69,317	26,938
Cost of current service	-	-	-	93	3,590
Interest in actuarial liabilities	2,229	11,159	86,729	6,818	2,568
Benefits paid during the year	(3,378)	(6,919)	(73,066)	(5,353)	(1,444)
Actuarial (gains)/losses in the year	(1,387)	22,259	9,703	5,927	(9,091)

Actuarial liabilities 12/31/2007	20,790	137,634	905,636	76,802	22,561

Cost of current service	-	187	-	124	2,846
Interest in actuarial liabilities	2,073	14,532	93,587	7,926	2,258
Benefits paid during the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Actuarial (gains)/losses in the year	6,942	45,614	152,903	12,756	1,974

Actuarial liabilities 12/31/2008	26,482	190,541	1,068,380	91,583	28,875

e) Change in plan assets

					Visão
					Telesp/
				Visão	Assist/
	CTB	PAMA	PBS-A	Assist.	TEmpresas

Fair value of plan assets at 12/31/2006	-	59,531	1,305,207	83,077	56,709
Benefits paid in the year	(3,378)	(6,919)	(73,066)	(5,353)	(1,444)
Sponsor’s contributions in the year	3,378	5	257	67	2,217
Return on plan assets in the year	-	6,087	167,404	9,374	6,598
Gains/(losses) on assets	-	4,294	69,025	11,967	6,168

Fair value of plan assets at 12/31/2007	-	62,998	1,468,827	99,132	70,248

Benefits paid in the year	(3,323)	(7,426)	(83,746)	(6,025)	(764)
Sponsor’s contributions in the year	3,323	5	-	340	2,406
Return on plan assets in the year	-	5,794	156,393	10,701	7,689
Gains/(losses) on assets	-	6,882	(78,033)	(11,980)	13,694

Fair value of plan assets at 12/31/2008	-	68,253	1,463,441	92,168	93,273

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

32. Post-retirement benefit plans (Continued)

f) Expenses estimated for 2009

					Visão
					Telesp/Assist
	CTB	PAMA	PBS-A	PBS	/TEmpresas

Cost of current service	-	157	-	156	3,752
Interest cost	2,503	18,973	104,319	8,935	2,736
Expected return on assets	-	(7,064)	(169,599)	(9,976)	(10,381)
Employee contributions	-	-	-	(21)	(384)

Total expenses (reversals) for 2008	2,503	12,066	(65,280)	(906)	(4,277)

g) Actuarial assumptions

		2008

	PBS/Visão
	Telesp/Visão Assist/
	Visão TEmpresas/
	CTB	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	10.14% p.a	10.14% p.a	10.14% p.a
	11.15% p.a for all
Expected return rate on plan assets	plans	10.88% p.a	11.91% p.a
	PBS: 6.44% p.a
Future salary increase rate	Visão: 7.10% p.a	Not applicable	Not applicable
Long-term inflation rate	4.90% p.a	4.90% p.a	4.90% p.a
Medical cost increase rate	Not applicable	8.04% p.a	Not applicable
Increase in use of medical services for each additional year of age	Not applicable l	4.00% p.a	Not applicable
Benefit growth rate	4.90% p.a	Not applicable	4.90% p.a
Capacity factor – salaries	98.00%	-	-
Capacity factor – benefits	98.00%	-	-
	AT-83 segregated by	AT-83 segregated	AT-83 segregated
Mortality table	sex	by sex	by sex
Disability mortality table	IAPB-57	IAPB-57	IAPB-57
Disability table	Mercer Disability	Mercer Disability	Not applicable
	0.15 / (time of
Turnover table	service+ 1).starting at
	50 years old	-	-
		5% to reach 52
		years and 10 to
		participate, 3% for
Expected age established for the use of medical services		each subsequent
		year, 100% in
		eligibility for
	-	normal retirement	-
	First age of one of the
Retirement age		Not applicable	Not applicable
	benefits
% of active married participants on retirement date	95%	Not applicable	Not applicable
	Wives are 4 years
Age difference between participants and spouses	younger than the	Not applicable	Not applicable
	husband
Number of assisted participants/beneficiaries CTB	-	3.445	5.254
Number of active participants of PBS-Telesp	36	-	-
Number of retired participants of PBS-Telesp	337	-	-
Number of dependent groups of retirees of PBS-Telesp	30	-	-
Number of active participants of Visão Telesp plan (including
self-sponsored)	5.467	-	-
Number of active participants of Visão Assist plan	37	-	-
Number of active participants of Visão Telefonica Empresas plan	192	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

32. Post-retirement benefit plans (Continued)

g) Actuarial assumptions (Continued)

		2007

	PBS/Visão
	Telesp/Visão
	Assist/ Visão
	TEmpresas/ CTB	PAMA	PBS-A

Rate used for present value discount of actuarial liabilities	10.77% p.a.	10.77% p.a.	10.77% p.a.
	10.99% p.a for plans
	managed by Visão
	Telesp. 10.98% for
	plans managed by
	Visão TEmpresas.
Expected return rate on plan assets		9.61% p.a.	10.92% p.a.
	11.00% for plans
	managed by Visão
	Assist. 11.15% p.a
	for plans managed
	by PBS-Telesp.
Future salary increase rate	6.59% p.a	Not applicable	Not applicable
Long-term inflation rate	4.50% p.a	4.50% p.a	4.50% p.a
Medical cost increase rate	Not applicable	7.64% p.a	Not applicable
Increase in use of medical services for each additional year
of age	Not applicable	4.00% p.a	Not applicable
Benefit growth rate	4.50% p.a	Not applicable	4.50% p.a
Capacity factor – salaries	98.00%	-	-
Capacity factor – benefits	98.00%	-	-
	AT-83 segregated	AT-83 segregated	AT-83 segregated
Mortality table	by sex	by sex	by sex
Disability mortality table	IAPB-57	IAPB-57	IAPB-57
Disability table	Mercer Disability	Mercer Disability	Not applicable
	0.15 / (time of
Turnover table	service+ 1).starting
	at 50 years old	-	-
	First age o fone of
Retirement age		Not applicable	Not applicable
	the benefits
% of active married participants on retirement date	95%	Not applicable	Not applicable
	Wives are 4 years
Age difference between participants and spouses	younger than the	Not applicable	Not applicable
	husband
Number of assisted participants/beneficiaries CTB plan	-	3.401	5.285
Number of active participants of PBS-Telesp	39	-	-
Number of retired participants of PBS-Telesp / CTB plan	334	-	-
Number of dependent groups of retirees of PBS-Telesp /
CTB Plan	31	-	-
Number of active participants of Visão Telesp plan
(including self-sponsored)	6.357	-	-
Number of active participants of Visão Assist plan	96	-	-
Number of active participants of Visão Telefonica Empresas
plan	211	-	-

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

33. Insurance (unaudited)

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

Type	Insurance coverage

Operational risks (with loss of profits)	US$10,788,108 mil
Optional civil responsability - vehicles	R$1.000
ANATEL guarantee insurance	R$10.463,8

34. Financial instruments

The table below shows a breakdown of financial assets and liabilities as of December 31, 2008. The effects of the first-time adoption of CPC Technical Pronouncement No. 14 are described in Note 3.b.

			Consolidated

	Measured at
	fair value
	through
	profit or	Available	Amortized		Total Book	Total
Financial assets	loss	for sale	cost	Hedge	Value	Fair Value

Current assets
Cash and cash equivalents (Note
5)	31,993	-	-	-	31,993	31,993
Short-term investments (Note 5)	1,709,013	-	-	-	1,709,013	1,709,013
Derivatives	7	-	-	95,740	95,747	95,747

Noncurrent assets
Interests in other companies	-	265,378	-	-	265,378	265,378

Amounts linked to the National	-	-	11,289	-	11,289	11,289
Treasury
Derivatives	6	-	-	-	6	6

Total financial assets	1,741,019	265,378	11,289	95,740	2,113,426	2,113,426

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

			Consolidated

	Measured at
	fair value
	through			Total
	profit or	Amortized		Book	Total Fair
Financial liabilities	loss	cost	Hedge	Value	Value

Current liabilities
Loans, financing (Note 15)	-	502,503	-	502,503	502,503
Debentures (Note 16)	-	16,339	-	16,339	16,339
Derivatives	462	-	14,738	15,200	15,200

Noncurrent liabilities
Loans and financing (Note 15)	-	1,717,352	-	1,717,352	1,717,352
Debentures (Note 16)	-	1,500,000	-	1,500,000	1,500,000
Derivatives	230	-	21,918	22,148	22,148

Total financial liabilities	692	3,736,194	36,656	3,773,542	3,781,574

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However the interpretation of market information as well as the selection of methodologies requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available in December 2008 and 2007.

The table below shows the composition of investments in other companies at market value as of December 31, 2008 and 2007:

		Consolidated

	%
	Partic.	2008	2007 (*)

Portugal Telecom	1.21	210,431	248,299
Zon Multimédia	0.52	19,531	40,324
Other Investiments		35,416	44,535

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

Total	265,378	333,158

(*) In 2007 the values of investments for the financial statements are registered at the acquisition cost and above is presented at market value.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. In order to minimize the risk of financial liabilities in foreign currency, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the result of loan financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of December 31 2008, 13.68% (28.50% on December 31, 2007) of the debt was denominated in foreign currency (U.S. dollar and yen); the debt was covered by asset positions on currency hedge transactions (swaps for CDI).

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results (debentures and JBIC) and the short positions of derivatives at floating interest rates to cover the risks of foreign currency-denominated debts.

The debt to the BNDES is indexed to the TJLP (Long-Term Interest Rate determined on a quarterly basis by the National Monetary Council), which has been stable since July 2007 (6.25% per annum).

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$1,709,013 (R$348,648 at December 31, 2007), substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

Risk management policy (Continued)

b) Interest rate risk (Continued)

As of December 31, 2008 the Company also contracted CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (note 16).

c) Debt acceleration risk

As of December 31, 2008, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to conduct its ordinary course of business.

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of December 31, 2008, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

Derivatives

Risk management policy

All the Company’s derivative instruments have the objective of providing hedge against the risk of variation in foreign exchange and external and internal interest rates arising from financial debts, according to the company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of loans, financing, debentures and derivative instruments (currency and interest rate swap) considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of currency coupon swaps vs. CDI were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP.

All of them are classified as swaps and do not require margin deposits.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

						Accumulated effect
		Notional Value		Fair value		2008

						Amount
	Index					receivable /	Amount
						(received)	payable /
Description		2008	2007	2008	2007	(*)	(paid) (*)

Swap Contracts
Assets
Foreign Currency (a)		407.945	1.161.320	511.059	947.351	95.740

		-		-		-
ABN AMRO	USD		329.754		253.811		-
Banco do Brasil	EUR	65.000	10.480	84.799	10.579	12.318	-
Banco do Brasil	JPY	105.699	130.500	171.878	137.059	57.349	-
Banco do Brasil	USD	-	5.625	-	4.814	-	-
BES	USD	6.967	6.967	7.219	5.234	-	-
Bradesco	JPY	-	216.214	-	216.063	-	-
Citibank	JPY	147.351	294.702	129.172	159.517	-	-
Itaú BBA	USD	-	9.451	-	9.469	-	-
Santander	JPY	56.092	126.904	89.776	126.910	26.073	-
Votorantim	USD	26.836	30.723	28.215	23.895	-	-

Variable rates (CDI) (b)		1.500.000	2.310.032	1.524.371	2.419.450	13	-

	CDI + fixed
Banco do Brasil	rate	500.000	500.000	508.124	508.179	13	-
	CDI + fixed
HSBC	rate	400.000	400.000	406.499	406.543	-	-
	CDI + fixed
Citibank	rate	400.000	400.000	406.499	406.543	-	-
	CDI + fixed
Votorantim	rate	200.000	200.000	203.249	203.271	-	-
Unibanco	CDI	-	182.000	-	194.792	-	-
Santander	CDI	-	195.228	-	218.875	-	-
Banco do Brasil	CDI	-	204.735	-	228.830	-	-
Merrill Lynch	CDI	-	44.502	-	49.739	-	-
Bradesco	CDI	-	183.567	-	202.678	-	-

Liabilities
Variable rates (CDI)		(407.945)	(1.161.320)	(451.976)	(1.262.319)	-	(36.656)

ABN AMRO	CDI	-	(329.754)	-	(468.456)	-	-
Banco do Brasil	CDI	(65.000)	(10.480)	(72.482)	(10.524)	-	-
Banco do Brasil	CDI	(105.699)	(130.500)	(114.529)	(136.446)	-	-
Banco do Brasil	CDI	-	(5.625)	-	(6.775)	-	-
BES	CDI	(6.967)	(6.967)	(13.155)	(11.707)	-	(5.937)
Bradesco	CDI	-	(216.214)	-	(216.744)	-	-
Citibank	CDI	(147.351)	(294.702)	(137.435)	(221.534)	-	(8.262)
Itaú BBA	CDI	-	(9.451)	-	(9.455)	-	-
Santander	CDI	(56.092)	(126.904)	(63.702)	(129.053)	-	-
Votorantim	CDI	(26.836)	(30.723)	(50.673)	(51.625)	-	(22.457)

Variable rates (CDI)		(1.500.000)	(1.500.000)	(1.525.050)	(1.526.175)	-	(692)

Banco do Brasil	CDI	(500.000)	(500.000)	(508.312)	(508.667)	-	(202)
HSBC	CDI	(400.000)	(400.000)	(406.690)	(406.995)	-	(191)
Citibank	CDI	(400.000)	(400.000)	(406.712)	(407.030)	-	(213)
Votorantim	CDI	(200.000)	(200.000)	(203.336)	(203.483)	-	(86)

Fixed rates		-	(810.032)	-	(897.141)	-	-

Santander	Fixed rate	-	(195.228)	-	(219.742)	-	-
Banco do Brasil	Fixed rate	-	(204.735)	-	(229.904)	-	-
Merrill Lynch	Fixed rate	-	(44.502)	-	(49.979)	-	-
Bradesco	Fixed rate	-	(183.567)	-	(202.563)	-	-
Unibanco	Fixed rate	-	(182.000)	-	(194.953)

Total registrered						95.753	(37.348)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

The operations were entered into considering market rates indexed to the CDI (short position), from 100% to 105% of CDI, while the long position is based on the same rates applicable to obligations.

a) Swaps of foreign currency x CDI (derivative fair value of the R$511,059) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange and interest rate changes in loan operations in foreign currency with these characteristics (debt fair value of R$ 511,050).

b) Swap CDI + 0.35% x CDI percentage swap (derivative fair value of R$1,524,371) – contracted swap operations maturing until 2010 with identical flow as that of debentures (Note 16), to cover the risk of fixed spread (0.35%) (fair value of debentures, excluding premium of R$1,524,371).

The aging list of swap contracts as of December 31, 2008 is as follows:

Swap contracts		Maturity

					Amount
					payable/
				2012	receivable
	2009	2010	2011	and on	31/12/2008

Foreign Currency x CDI	81,001	(5,636)	(5,052)	(11,230)	59,082

BANCO DO BRASIL	69,666	-	-	-	69,666
BES	(3,347)	-	(2,590)	-	(5,937)
CITIBANK	(8,262)	-	-	-	(8,262)
SANTANDER	26,073	-	-	-	26,073
VOTORANTIM	(3,129)	(5,636)	(2,462)	(11,230)	(22,458)

CDI+Spread x CDI	(455)	(224)	-	-	(679)

BANCO DO BRASIL	(129)	(60)	-	-	(189)
HSBC	(127)	(64)	-	-	(191)
CITIBANK	(141)	(72)	-	-	(213)
VOTORANTIM	(58)	(28)	-	-	(86)

For reporting purposes, the Company adopted the hedge accounting method for all of its derivatives. Under this methodology, both the derivative and the hedged item are measured at fair value. Only the derivative associated with the debentures was not considered pursuant to this methodology.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

For the year ended December 31, 2008, derivative operations generated a net consolidated gain of R$153,448 (Note 29). At December 31, 2008, 100.00% of the Company’s foreign currency denominated debt was covered by asset positions on currency hedge transactions (swaps for CDI), which generated a net consolidated gain of R$152,671. The Company also has operations involving swap – CDI + spread vs. %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$28. Swap operations – CDI vs. pre, in the principal amount of R$50,000, settled in 2008, generated a net consolidated gain of R$749 during the year.

At December 31, 2008, the balance of R$95,753 is recorded as assets and R$37,348 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the year ended December 31, 2008, grouped by contracts, were posted to profit and loss accounts (Note 29), as required by CVM Instruction No. 475/08.

Sensitivity analysis of the company’s risk variables

CVM Instruction requires listed companies to disclose, in addition to the provisions of item 59 of CPC Technical Pronouncement No 14 - Financial Instruments: Recognition, Measurement and Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

Under the probable scenario, the projected realization of derivative financial instruments considered the future market curves (currency and interest) of BM&F Bovespa upon maturity of each operation. In this context, the probable scenario does not produce impacts on the fair value of financial instruments reported in the financial statements. The two unfavorable scenarios considered 25% and 50% decreases, respectively, for the risk variables upon maturity of the financial instruments.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34. Financial instruments (Continued)

Considering that the Company has derivative instruments only to cover its financial debt, the changes in scenarios offset by changes the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the fair value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Sensitivity analysis – Net exposure

			25%	50%
Operation	Risk	Probable	Decrease	Decrease

Hedge (long position)	Derivatives (risk of USD
	decrease)	35,434	45,773	56,826
USD-denominated debt	Debts (risk of USD increase)	(35,425)	(45,765)	(56,819)

	Net Exposure	9	8	7

Hedge (long position)	Derivatives (risk of JPY
	decrease)	390,826	489,295	588,078
JPY-denominated debt	Debts (risk of JPY increase)	(390,826)	(489,295)	(588,077)

	Net Exposure	-	-	-

	Derivatives (risk of IGP-M
Hedge (long position)	decrease)	84,799	106,073	127,376
EUR-denominated debt	Debts (risk of IGP-M increase)	(84,799)	(106,073)	(127,376)

	Net Exposure	-	-	-

Hedge (Long position)	Derivatives (risk of CDI decrease)	1,524,371	1,586,066	1,646,533
Debentures (CDI)	Debentures (risk of CDI increase)	(1,524,371)	(1,586,066)	(1,646,533)

	Net Exposure	-	-	-

Hedge (Short position	Derivatives (risk of CDI increase)
CDI)		(1,977,027)	(1,981,004)	(1,982,792)

	Net Exposure	(1,977,027)	(1,981,004)	(1,982,792)

Effect on changes in fair value		-	(3,977)	(5,767)

81

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Notes to the financial statements (Continued)

December 31, 2008 and 2007

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

34.	Financial instruments (Continued)

	Assumptions for analysis of sensitivity

	Risk variable	Scenario I	Scenario II	Scenario III

	USD	2.337	2.921	3.506
	JPY	0.0258	0.032	0.039
	EUR	3.2524	4.066	4.879
	CDI	13.62%	17.03%	20.43%

The net exposure in CDI shown in the sensitivity analysis does not reflect the Company’s total exposure to the internal interest rate, considering that, as previously mentioned, the Company uses short-term investments based on the CDI rate variation as a partial “natural hedge” (R$1,709,013 at December 31, 2008).

In order to derive the net exposure, all derivatives were considered at fair value, as well as their associated debts (hedged items).

While the fair values shown in the table above are based on the status of the portfolio as of December 31, 2008, they do not reflect an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

35. Additional information

On October 27, 2008 was published in the São Paulo’s Official Municipal Gazette, the decree nº 47,817 regulating the Law nº 14,023/05 which foresees obligation to burry all aerial cabling in the city of São Paulo, requiring public service concessionaries in the city to comply with the law. The Company is analyzing the effects of the referred regulation to study its impacts.

82

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report December 31, 2008 and 2007 (In thousands of reais)

Dear Shareholders,

Fulfilling legal and statutory requirements, Telecomunicações de São Paulo S.A. – Telesp’s management submits hereby for your analysis the Management Report as well as the standalone and consolidated financial statements of the Company, with the corresponding reports of independent auditors and from the Supervisory Board, for the year ended December 31, 2008.

1. Board of directors’ message

In 2008, the Company completed 10 years of large-scale operations in Brazil after its privatization. This period was marked by several achievements by the Company as well as its commitment to operations in Brazil. The Company has made significant investments for the expansion and modernization of networks, which aggregated R$26 billion in the period.

Such investments led to the end of the waiting periods for the purchase of residential telephones lines. Due to significant growth, the Company managed to have approximately 12 million telephone lines in service at the end of 2008, thus doubling this number since beginning of its operation.

The number of public telephone lines in São Paulo state cities significantly increased from 180 thousand in 1998 to 250 thousand in 2008, corresponding to density of 6.2 public telephones (“orelhões”) per group of one thousand inhabitants. In the São Paulo state we have installed approximately 2.0 thousand telephones for users with hearing deficiency.

As a result of the efforts to offer telephone services to all inhabitants, the telephone density in the São Paulo state reached 28.7 wire telephone lines per 100 inhabitants in 2008.

As such, the Company was the first fixed-line telephone operator to meet Anatel’s targets in 2001 in connection with offering telephone services to all inhabitants, as from which moment the Company has focused its operations on technological convergence, innovation and investments profitability.

The most important result from the investments that have been made was the economic and social impact arising from easy access to telephone services allowed by Company operations, which helped social inclusion of poor populations, allowing them to have access to telephone and Internet services, which are fundamental for personal and family development in the Information Technology era.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

1. Board of directors’ message (Continued)

Competitiveness, convergence and innovation are elements every time more present in the market, in view of this, the Company has been giving continuity to its expansion process through special and bold plans.

In this respect, the Company has made available Alternative Plans, such as the Economy Telephone Line, Control Telephone Line and the Minute Based Telephone Plans, which provided users with alternatives more suitable to their profiles in order to have access to fixed-line telephony.

Following the motto of always being ahead in the offer of innovative products and better meeting the community’s telecommunication needs, the Company has endeavored since 2001 to expand the broadband and dialed Internet access services, with a network prepared to offer speed of 1Mbps to a significant percentage of customers. With this, the Company reached at the end of 2008, 2,555,376 Speedy service customers, up 23.6% as compared to prior year, thus consolidating the Company’s qualification as provider of integrated telecommunication services.

In 2008, the Company increased Direct to Home TV (DHT) offer, through Telefônica Digital TV, and strengthened its strategic alliance with TVA. Such factors, together with the improvement in TV program grid contents, led to a consolidated pay TV offer which, in turn, led the Company to have a swift increase in the number of customers, reaching 472 thousand customers at the end of 2008, and thus becoming a key operator in the pay TV market.

In this manner, the Company presented innovative service offers, becoming a provider of Digital Household solutions. Among the services offered, we highlight the Duos and Trios, which are integrated packages of pay TV, broadband and local service products as well as high-speed fiber optic broadband services, which allow access to convergent personalized services, and the TecTotal, an equipment installation, maintenance and technical support service.

Fiber to the Home offer, pioneerily launched in 2008 by the Company, is made available in packages with speed of 8 and 30Mbps of broadband, pay TV, high quality voice services and local calls without limit, thus contributing to expand the Digital Household concept. The service was initially offered in the Jardins district in São Paulo, being currently offered in the districts of Vila Madalena, Pinheiros, Perdizes and in the Ciyt of Santos, Campinas, São Bernardo do Campo and São Caetano, to 370 thousand households in the state.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

1. Board of directors’ message (Continued)

In the corporate segment, the Company provides workstation infrastructure solutions, offering packages to large companies; namely the “Posto de Trabalho Informáticos” solution, as well as to small and medium sized companies, involving telephone, data and network as well as equipment management services.

Digital services, encompassing intelligent facilities such as call identification, call waiting, call transfer, mailbox and three-party conference calls, among others, in 2008 have already reached 14 million installed digital services.

Such activities follow the Company’s target of improving people’s lives, facilitating business development and contributing to the progress of communities in which it operates, thus providing innovative services based on Information and Communication Technologies. The Company permanently seeks to be an innovative, competitive, open, committed and reliable company. In view of this, it destined R$1.5 billion from its investments in 2008 to broadband and new services.

The investments made by the Company, its subsidiaries and affiliates for network modernization, expansion, quality improvement and maintenance aggregated R$2,342.5 million in 2008, which evidences its long-term commitment and trust in Brazil’s future.

The Company is also committed to adding value for shareholders. In 2008, dividends and interest on shareholders’ equity were stated in the total amount of R$4.71 per common share and R$5.18 per preferred share, for this financial year. Such amounts reflect the Company’s solid economic and financial situation.

In 2008, the Company destined to Federal, State and Municipal governments a total of R$7.2 billion in taxes, charges and compulsory contributions. The amount of R$137.5 million was destined to FUST and R$70.6 million to FUNTTEL.

Company indebtedness may be considered low in relation to its size, corresponding to EBITDA margin of 0.57 for 2008. The Company’s indebtedness is 13.68% in foreign currency, but 100% covered by foreign exchange hedge.

The Company directly employs 6 thousand people and more than 43 thousand indirectly.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

1. Board of directors’ message (Continued)

Also aware of its social and environmental responsibility, and to coordinate the attempts of its companies in this respect, the Telefônica Group, to which the Company belongs, created Fundação Telefônica in March 1999. Among its several initiatives, we highlight the EducaRede program, which maintain, among other activities, an open and free of charge portal for public school students and teachers, the Pró Menino program, which protects Children and Youth Rights, especially child labor, and the volunteering program, which seeks to involve the Company’s personnel in activities that favor NGOs working with poor communities.

Supplementing the information disclosed herein, we publish annually our Corporate Responsibility Report. That for 2008 will be available in the coming months in the Company’s portal on Internet (www.telefonica.com.br). This report, which describes in further details our management strategies related to corporate social responsibility, follows the strictest international standards for the preparation of sustainability reports.

2. Economic context

During the year of 2008 the international scenario was marked by an economic slowdown. The American economy, affected by the increase in default, mainly in the real estate market, presented decrease in its Gross Domestic Product (GDP) in the third 2008 quarter. This economic slowdown was also felt in other developed countries. Different economies in the Euro zone presented two consecutive falls in their GDPs, which confirms economic recession. The effect of this retraction on different economies was loss in dynamism of world GDP in 2008. According to International Monetary Fund (IMF) estimates, there was a decrease in world GDP growth from 5.0% in 2007 to 3.0% in 2008. Developed economies were particularly affected, thus presenting decrease in average growth rate from 2.6% to 1.5%, as per the same source.

The Brazilian economy was affected by the International economy Slowdown. The main effect was related to external sector. In 2008, the balance of current transactions of Brazil with the rest of the world presented significant changes. The evolution of Brazilian exports along the year reflected, among other factors, lower dynamism in international demand, which affects prices and quantities of exported goods. The balance of trade balance decreased to US$24.7 billion, down US$15.3 billion as compared to prior year. Due to such decrease, the balance of current transactions in 2008 was of - US$28.3 billion as compared to +US$1.5 in 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

2. Economic context (Continued)

But the changes were not limited to the checking account. There were also changes in capital and financial accounts. Inflow of direct foreign investments (DFI) continued to be positively surprising, with record volume of US$45.1 billion accumulated in the year. However, portfolio investments, with long-term bonus and variable income securities, due to higher aversion to risk in the international environment, presented outflows in the last four month period of 2008. In view of this, the balance of the capital and financial account decreased to US$33.0 billion in 2008, from US$89.0 billion in 2007. As a result of the combination of the evolution of balances of current transactions and of the capital and financial account, the balance of payments decreased to US$2.9 billion in 2008, as compared to US$87.5 billion in 2007.

This deterioration in the balance of payments affected the foreign exchange rate. The appreciation trend of the Brazilian real, since 2003, was interrupted in the last four month period of 2008. The exchange rate at the end of 2008, of R$/US$2.34 was higher than that for prior year of R$/US$1.77. This represents a devaluation of the Brazilian real of 32.2% .

Differently from prior years, Brazilian currency depreciation in 2008 did not generate higher public sector indebtedness. In 2008 the public debt decreased to 36.0% of GDP, the lowest level since 1998. Among other factors, this is due to the fact that in 2008, the level of international reserves accumulated by Brazil surpassed public sector indebtedness, thus swapping from international debtor to international creditor. This new situation facilitated promotion of sovereign debt securities to investment grade classification by 2 risk rating agencies, namely Standard & Poor’s and Fitch Ratings, in April and May 2008, respectively.

On the other hand, devaluation of Brazilian currency had impacts on the evolution of consumer prices. The increase in consumer prices measured by IPCA reached 5.9%, which is still below the target cap pursued by the Central Bank of Brazil of 6.5%, but above its average target of 4.5% . The General Market Price Index (IGP-M) increased 9.8% in 2008, the highest rate since 2004. It is important to highlight however that price indexes for 2008 were particularly affected by the increase in international prices of several commodities, mainly in the first half of the year. Even with the decrease in such prices in the second half of 2008, the average price for this year was 18.6% above the average for 2007, according to the index calculated by the Commodities Research Bureau (Reuters / Jefferies CRB Index).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

2. Economic context (Continued)

Considering that the actual inflation rate still exceeds the inflation target, the Central Bank of Brazil adopted monetary policy maintaining interest rates. The base Selic interest rate defined by the Central Bank of Brazil was maintained constant at 11.25% until mid 2008, lowest level ever practiced since the beginning of “Sistema de Metas” and increased to 13.75% until the end of 2008. Even with this increase, the actual interest rate estimated based on the base interest rate and inflation measured by IPCA, both accumulated in the year, reached 6.2% . This is the lowest real interest rate of this decade in this annual comparison.

The economic activity benefited from this decrease in nominal and actual interest rates. Credit grants also increased. Credit volume percentage in relation to GDP increased from 34.2% at the end of 2007 to 41.3% at the end of 2008. Also worthy of mention is the increase in consumers trust, with an effect on consumers’ trust index estimated by Fecomércio, which presented the highest annual average in this decade (140.4 points). In view of this, retail sales volume, which has presented a rise trend since 2004, increased 9.8% until November 2008, as compared to the same 2007 period. In the work market, the average unemployment rate decreased to 7.9% in 2008, as compared to 9.3% in 2007. Wage costs, in turn, increased 7.3% in actual terms in this same comparison.

Together, these aspects upturned domestic demand. As a result, Brazil’s GDP increased significantly, at the rate of 6.3% accumulated in the 12 months until the third quarter of 2008. Household consumption increased even more intensely, reaching 6.7% increase in the same comparison. The telecommunications sector benefitted from this economic growth scenario driven by domestic demand, since the increase in wage costs and credit resulted in increase in consumers’ purchase power to acquire telecommunication services. According to the national data disclosed by the Brazilian Institute of Geography and Statistics - IBGE, the Information Services related sectors grew by 8.7% when comparing accumulated data for the 12 months through to the third quarter 2008 and the same 2007 period.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

3. Regulatory environment

The regulatory environment went through significant changes in 2008. In addition to the implementation of telephone number portability and replacement of telecommunication service universalization targets, the National Telecommunications Agency (Anatel) started a project to review the regulatory framework with publication of the General Plan for Updating Telecommunication Regulations (PGR) and the review of the General Concession Plan (PGO).

Telephone number portability

In September 2008, there was beginning of implementation of fixed-line and mobile telephone number portability, as determined by the General Telephone Number Portability Regulations, approved by Anatel Resolution No. 460.

With introduction of telephone number portability, clients may keep their telephone numbers when changing address or telephone operator, as long as remaining in the same area and modality (fixed or mobile).

In the Company’s area of concession, telephone number portability was gradually implemented in 2008 in four numbering areas (National Codes - CN 12, 13, 14 and 17) corresponding to approximately 18% of the total from the terminals plant. This implementation will continue in 2009, to be concluded on March 2 in the São Paulo metropolitan region (CN 11).

Review of regulatory framework

The publication of the General Plan for Updating Telecommunication Regulations (PGR) by Anatel corresponds to the first stage of the review of the regulatory framework planned by Anatel for the next 10 years.

The PGR plan, approved by Resolution No. 516, proposes a schedule with 37 actions to update the sector’s regulatory framework. The actions were divided into initiatives to allow implementation within short term (within up to two years), medium term (up to five years) and long term (up to ten years). The PGR plan may be periodically reviewed by Anatel though.

Short-term actions include updating of the General Concession Plan (PGO), which regulates local and long-distance national and international fixed-line telephone concessions. The new PGO plan was published on November 21, 2008, on the Federal Official Gazette, through a Presidential Decree.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

3. Regulatory environment (Continued)

Review of regulatory framework (Continued)

Among the main changes in the PGO plan we highlight the expansion in the possibility of operation of each Group, as STFC concessionaire, in up to two regions of the PGO plan. Before these changes, each Group could only operate in one region as concessionaire. In addition, the new PGO plan unified the three sectors in which the Company operates as concessionaire (sectors 31, 32 and 34).

Replacement of telecommunication service universalization targets

The decree that changed the General Universalization Targets Plan (PGMU), replaced concessionaires’ obligation of installing Telecommunication Service Units (PSTs) by that of taking to the municipalities network infrastructure for broadband connection (Backhaul).

With this replacement, all Brazilian municipalities will have until 2010, network infrastructure, which will allow expanding broadband supply to users.

The basic assumption considered in the establishment of new universalization targets was the maintenance of financial balance with the replacement. As such, the costs incurred by concessionaires to implement the new target are equivalent, on financial terms, to the savings that concessionaires had with the installation of the PST units.

For the Company, this obligation corresponds to providing services to 257 municipalities, or equivalent to 3% of the population of its area of concession, considering that it already provides services to the other municipalities.

Under said decree, the network infrastructure shall be made available in 40% of the central areas of the municipalities not served until December 31, 2008; in 80% by December 31, 2009 and in 100% of municipalities by 2010.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

4. Operating performance

4.1. Competitive environment

In prior years, there was in the Brazilian telecommunications market an increase in competition among companies operating with fixed-line, mobile telephone, pay TV, Internet and data services. This increase in competition resulted from a trend worldwide of offering more complete and integrated services by operators, with the objective of becoming the sole provider of telecommunication services to customers.

In 2008, there was consolidation of this trend in the sector with the increase in the offer of integrated packages, mainly the 3-play package of broadband and pay TV and the 2-play package of voice and mobile broadband services.

In addition, the sector was marked by two structural changes which affected the competitive scenario. The first was the creation of regulation that introduced telephone number portability, thus allowing increased flexibility to consumers. The result from this process for the Company, started in September 2008 and implemented in certain geographic regions, was a slight increase in fixed-lines churn, however without significant impact, mainly due to the still restricted portability coverage. The second was the change in the PGO plan, which allowed acquisition of a fixed-line telephone company by another.

In the voice market, the Company faced competition in all segments. Cable TV operators that already operated in the high and medium income segments, offering voice services integrated with pay TV and broadband services, expanded the offer of packages to the low income segment. This segment was also well explored through the offer of low-cost and/or prepaid telephone lines. Mobile telephone operators, however, had aggressive offer of minute-based telephone plans with competitive prices in relation to those of wire-line telephone.

In the broadband market, in addition to the offer of integrated voice, broadband and pay TV services by cable TV operators, there was the beginning of offer of mobile broadband services through 3G network and high speed fixed-line broadband, allowing download speed of up to 60Mbps.

In the corporate segment, the Company which already operated aggressively in the data market, intensified its operations, particularly in the segment of Small and Medium Companies, expanding offer of voice and broadband packages, initially destined to the residential market and small companies.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

4. Operating performance (Continued)

4.2 Commercial strategy

This year, the Company noted a slight decrease in its fixed-line terminals plant, in part due to the increase in competition. In order to maintain fixed-line telephone services attractive, the Company made customized offers to different customer segments. For the low income segment, in particular, it offered low-cost prepaid lines, which avoided in part the migration of customers to mobile services and other fixed-line competitors.

The defense by the Company of voice traffic value has been successful through mass offer of minute-based packages, including integrated Speedy and pay TV offers. The inclusion of offer of voice flat fee, which allows unlimited use of local calls in the Telefônica Duos and Trios packages, resulted in a more aggressive package value proposal.

Further to traditional telephony, the Company continues focusing on expansion of its operations in other markets, especially those with higher growth potential, such as broadband, pay TV, information technology and service segments.

In terms of broadband, Speedy continues being absolute leader, with more than 2.5 million customers, despite the increase in competition in the last period. In addition to the strengthening in value proposal of voice, broadband and pay TV packages, mentioned heretofore, several other actions were carried out during the year in order to maintain such leading position.

A highlight is the commercial launching of high speed broadband. The Company pioneered in offering speeds of up to 30Mbps and differentiated services to high income customers. The Company has also made investments in its network to allow offer of 2Mbps speed to most of its customers.

In 2008, the Company has made significant developments in the pay TV market. This year, the Company consolidated its strategic alliance with TVA started in 2007, expanding and strengthening its commercial offers. In addition, in the DTH Telefônica Digital TV product, the Company improved its value proposal through a more complete program grid, thus reaching more than 470 thousand customers.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

4. Operating performance (Continued)

 4.2 Commercial strategy (Continued)

In relation to service offer, the Company offers TecTotal, it is an installation, maintenance and technical support service for equipment sold in joint initiatives with retail chains. TecTotal strengthened the Company’s position as service provider to households through its wholly-owned subsidiary A. Telecom S.A., expanding its operations in the value chain and improving its relationship with customers.

Another important effect was the Company’s consolidation as workstation infrastructure provider, offering customized Information Technology structure solutions for customers, against monthly installments paid by users. The Company offers the Posto de Trabalho solution to large companies and the Posto Informático solution to small and medium companies, in voice, data, Internet access, network and equipment management packages.

There has been intense competition in the corporate segment, with the consolidation of companies in the data market. The Company operates in this segment as provider of complete telecommunication solutions (data, fixed-line and Internet), in order to strengthen its position and increase satisfaction of these demanding customers, offering services every time more integrated to fulfill their needs.

The Company has made important changes in relation to relationship with its customers.

Firstly, the conventional sales and customer service channels were restructured. A highlight was the change in the Company’s stores concept, aiming at improving customer services at sale points, allowing not only rendering and acquisition of usual services, but also to try out products and services offered in an agreeable environment, focusing on innovation, modernity, transparency and accessibility. The first stores adapted to the new concept were those in São José do Rio Preto and Praia Grande.

The improvement in quality of services offered was one of the Company’s strategic cornerstones in 2008. Several structural changes were performed in call-centers and internal processes with the objective of making customers realize the differentiated quality in all relationships with the Company and thus choose it as their telecommunication services provider.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

4. Operating performance (Continued)

4.3 Business performance

Changes in the number of broadband service customers

(In thousands)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

4. Operating performance (Continued)

4.4 Prospects

In 2009, the telecommunications industry will face the challenge of international economic slowdown. We believe that the effects on the sector will be gradual and less intense than on other sectors, which are more dependent on international trade with countries or regions more intensely affected by the crisis, such as the United States and the Euro zone. However, slowdown in the domestic market is expected to be less intense, but with a certain impact on our sector. Additionally, the Company may suffer adverse pressure on expenses with imported equipment owing to the exchange rate.

Competition will continue high in 2009, mainly due to telephone number portability, which will be in force in all the national territory as from the end of the first quarter, as well as the consolidation in the sector. Competitors have continuously improved their products portfolio with differentiated offers, such as high speed broadband. In addition, mobile telephone operators represent an increasing threat, looking for alternative revenue sources both from fixed voice and mobile broadband services.

Considering competition and the economic scenario, the strategy chosen by the Company was to accelerate proactive initiatives in order to lead in market growth, improving its experience with customers and focusing on expanding leadership in broadband services, with convergent proposals.

The improvement of experience with customers will be supported by improvement in quality for all segments and improvement in the service culture. For this, priority actions with high impact before customers were defined; to wit, decrease in operating failures, better management of relationship with outsourced companies, call-center reorganization in order to better serve customers and customization of processes and sale channels.

Broadband services will be focused on more segmented offers integrated with other products. A highlight is the proposal of fiber optic products, including a competitive high speed portfolio, new value-added services, such as Wi-Fi modem and support, installation and configuration services (TecTotal), flat fee voice packages and IPTV.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

4. Operating performance (Continued)

4.4 Prospects (Continued)

The Company also bets on convergent offers, based on a complete portfolio of products and services and the Digital Household/Office concept. This strategy is aligned with the trends in more mature markets in which there is higher integration between fixed voice operations, broadband and pay TV. Through Telefônica Digital TV (satellite TV) and IPTV (fiber optic TV network), with launching forecast for the beginning of 2009, the Company seeks to have a competitive position in relation to such trends.

The convergent offer proposals consider diversification and mass offer of integrated packages (Duos and Trios), focus on content (launching of high-definition interactive TV, customized content and video on demand), development of devices for control and connection of Digital Household/Office applications and new customer support services, such as Dr. Speedy, IT technical support, with telephone customer services, remote access and technical visits.

5. Financial performance

5.1 Gross and Net Operating Revenue

In 2008, the Company posted consolidated gross revenue of R$23,020.8 million, up 8.7% in relation to the same 2007 period. Total net operating revenue totaled R$15,979.0 million (R$14,727.6 million in 2007). This performance was due to the increase in revenue from pay TV, Speedy, national long distance, inter-network, Posto Informático services, in addition to the tariff increase occurred in July 2008.

5.2 Operating profit before net financial expenses

Operating profit before consolidated net financial expenses was up 2.26%, from R$3,647.4 million in 2007 to R$3,729.6 million in 2008. This increase is due to increase in revenue from pay TV and Speedy services, as well as the decrease in personnel expenses and allowance for doubtful accounts. However, there was an increase in expenses with outsourced and interconnection services as well as materials.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

5. Financial performance (Continued)

5.3 EBITDA

Consolidated EBITDA (earnings before net financial expenses, excluding depreciation and amortization charges) reached R$6,555.7 million, up 4.64% as compared to 2007. EBITDA margin in 2008, in turn, was of 41.0%, thus reflecting the success of the gradual change in Telesp’s revenue mix, without significantly affecting the margin. As compared to 2007, the Ebitda margin decreased 1.5 p.p., mainly due to the increase in expenses with outsourced and interconnection services, equipment rent and materials. In addition, there was decrease in other operating revenues as compared to 2007, due to the decrease in recovered expenses and in the reversal of provisions, mainly in connection with tax and civil proceedings. However, we had in the same year, increase in expenses with provisions mainly relating to regulatory and civil proceedings. In 2008, there was a decrease in personnel expenses due to the Organizational Restructuring Program implemented in 2007. Another important event in 2008, was the review of the commercial policy, which focused on improving profile of the customers base and on decreasing future fraud and default levels. As such, the Company is getting ready for increasing its offer of innovative products to better meet customers’ needs.

In millions of reais – Consolidated	2008	2007

Operating profit before financial income and expenses (*)	3,729.6	3,647.4
Depreciation and amortization charges
Cost of services rendered (Note 24)	2,390.6	2,347.9
Service selling expenses (Note 25)	168.9	174.6
General and administrative expenses (Note 26)	98.3	111.9
Net result from fixed asset and investment disposals (Note 27)	50.6	(81.7)
Goodwill and negative goodwill amortization (Note 28)	117.7	64.7

EBITDA	6,555.7	6,264.8

EBITDA margin

a) EBITDA	6,555.7	6,264.8
b) Net operating revenue (*)	15,979.0	14,727.6

a) / b)	41.0	42.5

(*) See statements of income.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

5. Financial performance (Continued)

5.4 Indebtedness and financial result

Consolidated	2008	2007

Loans and financing (Note 15)	(2,219.8)	(1,796.8)
Debentures (Note 16)	(1,516.3)	(1,512.4)
Total indebtedness	(3,736.1)	(3,309.2)
Derivative operations (Note 34)	58.4	(357.2)
Net indebtedness	(3,677.7)	(3,666.4)

At 2008 end, the Company’s debt amounted to R$3,736.1 million (R$3,309.2 million in 2007) or 37.2% of shareholders’ equity (33.4% in 2007). The funds raised from the National Bank for Economic and Social Development are 13.68% denominated in foreign currency and 45.74% in domestic currency.

In the 2007 to 2008 comparison, financial result, excluding interest on shareholders’ equity, improved by 25.8% or R$79.0 million, driven by lower net indebtedness and origination costs.

The Company has permanently endeavored to take applicable measures, due to the current market scenario, in order to hedge is debts against adventitious effects from exchange devaluation.

5.5 Net income

Net income was up 2.41%, from R$2,363.0 million in 2007 to R$2,420.0 million in 2008. Net margin was of 15.1% .

	2008	2007

In million reais
a) Net income for the year (*)	2,420.0	2,363.0
b) Net operating revenue (*)	15,979.0	14,727.6

a) / b)	15.1%	16.0%

(*) See statements of income.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

5. Financial performance (Continued)

5.6 Investments

The Company invested in 2008, R$2,342.5 million in the program for expansion and modernization of telecommunication services, including investments related to expansion of broadband plant and the provision of new value-added services.

In the year, the Company’s investment program sought to reach the highest quality and availability to customer standards, keeping the focus on corporate profitability and competitiveness growth. In order to meet the demand from increasingly demanding customers, new products and services were launched, mainly to meet the Internet business, as regards consolidation of Group leadership in the broadband market, whose plant in service grew 23.6% in the year. Also worthy of mention is that the investments made in key network points led to significant decrease in defects and in maintenance costs, together with the investments in customer service systems, business infrastructure, billing and collection.

The Company is thus getting ready for operating in a highly competitive market, through the supply of products with continuously increased value to customers, within feasible limits in relation to capital invested and the regulatory framework.

We set out below the amount of consolidated investments at December 31, 2008:

	R$ Million	%

Administration	459,2	19,6
Switching equipment	61,1	2,6
Transmission equipment	226,6	9,7
Infrastructure	56,0	2,4
External network	433,4	18,5
Data communication	559,8	23,9
Subscribers equipment	471,8	20,1
Other	74,6	3,20

Total exploration investments	2,342,5	100,0

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

6. Shareholding structure

6.1 Shareholding position

In 2008, the shareholding position of the controlling group remained unaltered.

At the end of 2008, Telefônica Internacional S.A. – TISA held 34.87% of common shares and 80.53% of preferred shares and SP Telecomunicações Participações Ltda., 50.71% of common shares and 8.61% of preferred shares of the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

6. Shareholding structure (Continued)

6.1 Shareholding position (Continued)

A. TELESP

	Common	Preferred	Total

	144,462,997	300,749,850	445,212,847
Controlling Group

%	85.57%	89.13%	87.95%

Other	24,146,294	36,482,339	60,628,633

%	14.30%	10.81%	11.98%

Treasury	210,579	185,213	395,792

%	0.12%	0.05%	0.08%

Total shares	168,819,870	337,417,402	506,237,272

6.2 Corporate reorganization

Pursuant to the press release published on October 21, 2008, the Company’s Board of Directors approved the proposed corporate reorganization involving Telefônica Data do Brasil Participações Ltda. (DABR) and Telefônica Televisão Participações S.A. (TTP), wholly-owned subsidiary of the Company, which had interest in capital of Telefônica Sistema de Televisão S.A, A.Telecom S.A. and Telefônica Data S.A.

The operation included the following steps:

a) DABR was merged into Telesp, and as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR and were directly assigned to controlling shareholder SP Telecomunicações Participações Ltda.. Telesp received net assets of DABR, thus resulting in capital increase of R$281 thousand, without issue of new shares, thus resulting in gain from shares appreciation to all shareholders. DABR net assets comprised goodwill on shares received from Telesp, in the amount of R$185 million, whose economic base is future profitability. Taking into consideration the provisions of Law No. 9532/1997, goodwill amortization will generate tax benefit for Telesp of R$63 million, to be capitalized in favor of the controlling shareholder, in accordance with the provisions of CVM Ruling No. 319/1999, upon realization thereof. The remaining shareholders are assured of right of first refusal in the subscription of the referred to capital increases.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

6. Shareholding structure (Continued)

6.2 Corporate reorganization (Continued)

b) TTP was merged into Telesp, and as a result, the company and its shares ceased to exist. The Company’s investments in TTP were replaced by receipt of net assets, without capital increase or issue of new shares.Goodwill of R$848 million, arising from the acquisition of this company in 2007, based on expected future profitability, will result in tax benefit for Telesp of R$288 million, taking into consideration relevant legislation in force.

The process was concluded on November 11, 2008, after being approved by the Extraordinary Shareholders’ Meeting. The process did not change the shareholding structure of the controlling Group.

Company management considers that this corporate reorganization meets Telesp’s and its shareholders’ interests and also allows improvement of synergies, rationalization of corporate management risks, simplification of administrative and shareholding structure, thus reducing costs and also generates tax benefits of R$351 million, reinforcing cash flow for the Company and, consequently, for its shareholders.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

7. Capital market

The Company has common shares (ON) and preferred shares (PN) traded on the São Paulo Stock Exchange (BOVESPA) under the ticker symbols TLPP3 and TLPP4, respectively. The Company’s ADRs, level II are traded on the New York Stock Exchange (NYSE) under ticker symbol TSP.

Free Float

The São Paulo State Stock Exchange (Bovespa) presented record indices after receiving investment grade in May 2008, then above 73,000 points. However, as from September 2008, as a consequence of the international crisis from the economic slowdown in the United States, the index stopped following the rise trend of the last 5 years to reach by the end of 2008 devaluation of 41.2% (37,550 points).

The Company’s shares presented performance above that of Bovespa, thus reflecting trust of investors in its solid and conservative administration. Preferred shares appreciated 11.7% and common shares devaluated 11.3% .

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

7. Capital market (Continued)

The daily average volume of common and preferred shares of Telesp in 2008 amounted to R$0.981 million and R$5.299 million, respectively. The ADR daily average volume for the same period, in turn, was of US$3.566 million.

8. Shareholders’ compensation policy

Under its Charter, the Company shall distribute dividends of at least 25% of adjusted net income for the year, being preferred shares entitled to dividends 10% higher that those attributed to common shares.

In 2008, the Company presented a dividend yield of 13% for ON shares and 11% for PN shares.

The sum of gross unit amount of dividends and interest on shareholders’ equity (JSCP) stated in 2008 amounted to R$4.71 per ON share and R$5.18 per PN share.

Distribution of amounts paid in 2008:

Common shares

Year	Type	Shareholding	Payment	Gross Amount	Net Amount
		position	beginning date	(R$/share)	(R$/share)

2007	JSCP*	12/28/2007	06/23/2008	0.39105597537	0.33239757907

2007	Dividends	03/26/2008	06/23/2008	0.65040964554	0.65040964554

2008	Dividends	05/20/2008	06/23/2008	0.89887274128	0.89887274128

2008	JSCP*	05/20/2008	06/23/2008	0.37066917166	0.31506879591

2008	Dividends	11/24/2008	12/10/2008	2.02014698556	2.02014698556

* JSCP-Interest on shareholders’ equity

Preferred shares

Year	Type	Shareholding	Payment	Gross Amount	Net Amount
		position	beginning date	(R$/share)	(R$/share)

2007	JSCP	12/28/2007	06/23/2008	0.43016157291	0.36563733698

2007	Dividends	03/26/2008	06/23/2008	0.71545061009	0.71545061009

2008	Dividends	05/20/2008	06/23/2008	0.98876001541	0.98876001541

2008	JSCP	05/20/2008	06/23/2008	0.40773608882	0.34657567550

2008	Dividends	11/24/2008	12/10/2008	2.22216168412	2.22216168412

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

9. Corporate governance

In order to promote good corporate governance, improve quality of information disclosures and reduce investor doubts, the Company has introduced internal rules and policies in order to adopt clear and objective practices. The Company believes that these measures benefitted shareholders, current and future investors as well as the market in general. Among the measures that the Company has implemented, we highlight:

a. Creation and implementation of internal policies:

  Policy on disclosure of significant information and facts in accordance with CVM Ruling No. 358;

  Rule on recording, communication and control of financial and accounting information;

  Rule on prior approval of services to be rendered by the independent auditors;

  Internal code of conduct in relation to securities market related matters;

  Finance Code of Conduct (Code of Ethics);

  Employees’ Conduct Code (Conduct Principles); and

  Guidelines on communication of information to market.

b. Creation of Board of Directors committees:

  Service and Customer Service Quality Committee;

  Audit and Control Committee; and

  Nomination, Remuneration and Corporate Governance Committee.

c. Disclosure of an annual Corporate Governance Report, containing information related to the main corporate governance practices adopted by the Company, as well as its shareholding structure, its characteristics, composition and prerogatives of management bodies, duties and responsibilities of officers.

d. Establishment by the Audit and Control Committee of procedures to receive and handle denunciations related to accounting and audit matters (Denunciation Chanel); and

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

9. Corporate governance (Continued)

e. The overall annual remuneration of officers is approved by shareholders in the general meeting, as provided for by Brazilian corporation law. The definition of the individual compensation of management members is the prerogative of the Board of Directors through its Nomination, Remuneration and Corporate Governance Committee.

The Company’s internal rules related to conduct to be followed in order to avoid practices not abiding by good corporate governance as well as conflicts of interests are defined in internal regulations, especially its Internal Code of Conduct on Securities Market related Matters. The Executive Board, Board of Directors members and any other employee with access to confidential information are subject to the restrictions imposed by such regulations. These internal regulations define negotiation blackout periods and establish rules to avoid and/or handle conflicts of interests.

9.1 Investor relations

In order to attain fair appreciation of its shares, the Company adopts practices aiming at clarifying its policies to shareholders, investors and analysts.

The Company maintains an Internet page for shareholders and investors, in Portuguese and English (www.telefonica.com.br/investidores/), in order to provide significant information requested by shareholders, investor and analysts, as well as the RI team, in order to dispel doubts by telephone or through individual meetings, as applicable. The Company also files all communications, significant information and financial statements with the regulatory bodies, to wit Brazilian Securities and Exchange Commission – CVM and the Security Exchange Commission – SEC in the USA.

9.2 Board of directors

The Company’s Board of Directors is composed of at least 5 (five) and a maximum of 17 (seventeen) members, with term of office of three years, being reelection thereof allowed. The Board of Directors is only composed of shareholders, one of them being elected by holders of preferred shares, in a separate voting, and the remaining ones are elected by holders of common shares.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

9. Corporate governance (Continued)

9.2 Board of directors (Continued)

Board of Directors’ meetings are held every quarter, and extraordinarily, whenever necessary, when convened by its chairman. Board of Directors resolutions are on a majority voting basis, when the majority of its members are present, the chairman being entitled to an ordinary vote as well as the casting vote in case of voting ties. The chairman has also the prerogative of representing the Board of Directors in convening the General Shareholders’ Meeting; chairing the General Meeting, selecting the secretary among those present; convening and chairing the Board meetings; using the casting vote attributed to him by the Company’s Charter, in case of tie in Board of Directors resolutions and authorizing acts, in case of urgency, “ad referendum” of the Board of Directors.

9.3 Company executive board

The Executive Board is the body representing the Company as claimant or defendant, being responsible for carrying out all necessary and proper corporate business management acts. Executive Board members are elected by the Board of Directors for a maximum term of office of 3 years, being reelection allowed.

Under the Company’s charter, the Executive Board shall be composed of at least 3 (three) and a maximum of 15 (fifteen) members, whether shareholders or not, resident in Brazil, who shall be elected by the Board of Directors. The Executive Board is currently composed of 04 (four) members, elected for the following positions: Chairman, General Fixed Line Director, Finance and Investor Relations Director and General Secretary.

9.4 Finance code of conduct (Code of Ethics)

On April 18, 2005, the Board of Directors approved a code of ethics regulating conduct by those in trustful finance positions of the Company and its subsidiaries, in relation to registration and control of financial and accounting information as well as access to privileged and confidential information.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

9. Corporate governance (Continued)

9.5 Employees’ Conduct Code (Conduct Principles)

The Telefônica Group approved in December 2006 its new code of ethics, valid for all of its operations around the world. The document includes general principles in connection with honesty and trust, respect to law, integrity and respect to human rights and further includes specific principles in order to ensure trust from the strategic public.

This document was approved by the Company’s Board of Directors in April 2007 also the Company has implemented a series of initiatives to ensure that all employees are aware of these principles and apply them in their day-to-day duties. In this respect, an on-line course was developed to be taught to all employees. In 2008, 3,296 employees took this course.

9.6 Supervisory board

The Company maintains a permanent Supervisory Board. Supervisory Board members are elected by the General Shareholders’ Meeting for a term of office of 1 year, being reelection allowed. Abiding by corporation law, preferred shares are voting shares to elect one effective and one alternate Supervisory Board member in separate voting, not considering preferred shares of the controlling shareholder.

Under a legal provision, Supervisory Board members remuneration, together with refund of travel and lodging expenses necessary for carrying out their duties, shall be established by the General Shareholders’ Meeting electing them and may not be lower, for each member in office, than 10% (ten percent) the average amount attributed to each Board of Directors member, not inclusive of benefits of any nature, entertainment allowance and profit sharing.

The Company’s Supervisory Board is currently composed of 3 effective members and 3 alternate ones.

9.7 Audit and control committee

The Audit and Control Committee was created in December 2002, as an ancillary body linked to the Board of Directors, having own regulations approved by that body.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

9. Corporate governance (Continued)

9.7 Audit and control committee (Continued)

Its members are selected from time to time among Board members not belonging to the Company’s Executive Board; having term of office coinciding with that of Board of Directors members.

Without prejudice of any other function attributed to the Board of Directors, the Audit and Control Committee is responsible for informing and/or submitting recommendations to the Board, in relation to the following matters:

  Appointment of the independent auditors, establishing the conditions to engage them, the scope of their services and, if the case, revocation or extension of the contract;

   Analysis of Company accounts, ensuring compliance with legal requirements and proper application of generally accepted accounting principles;

  Results from each internal and independent audit, as well as Management measures in relation to audit recommendations;

  Adequacy and integrity of internal control systems;

  Compliance with independent audit contract, so that the opinion on annual accounts and the main contents of the report of independent auditors be clearly and accurately written; and

  Receipt from the internal auditors of information about prevailing significant control deficiencies and financial conditions.

9.8 Independent auditors

Abiding by CVM Ruling No. 381, dated January 14, 2003 and Circular Letter CVM/SNC/SEP No. 01/2007, dated February 14, 2007, the Company and its subsidiaries inform that the Company’s policy towards its independent auditors in relation to rendering of services not related to external auditors is based on the auditor’s independence principles. These principles prescribe that auditors shall not audit their own work, shall not carry out Company management duties, shall not render legal services to client or any other services considered prohibited by rules in force, as such maintaining independence of work carried out by audit service providers.

In 2008, we did not hire services other than independent audit from our independent auditor, Ernst & Young Auditores Independentes SS.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

10. Human Resources

Acknowledging the importance of its employees to face its main strategic and operating challenges, the Company has intensified its employee development and training program. The Company has the objective of being the best IT and Telecom company where to work and believes that employees are key to its success. For this, it established with its professionals commitments based on the following five elements:

  Communication: The Company is committed to providing direct and actual information to all employees;
  Development: all job openings are disclosed internally and only offered in the market after resorting to all possibilities of filing them internally;
  Remuneration: the remuneration system is transparent and meritocratic;
  Acknowledgment: the Company promotes achievements and performance of its professionals;
  Leadership: the Company invests in the development of leaders, forming executives who are closer to their teams and who pursue challenging targets.

With the application of these commitments, employees’ satisfaction reached 74% at the end of 2008.

10.1 Interaction

Employees receive daily by email the “Bom Dia, Telefônica!” newsletter, with the main news about the Company, with articles on significant matters.

The news published in the “Bom Dia, Telefônica!” newsletter is filed on a hot site containing the contents published, pictures, videos and links to other hot sites of interest to employees.

Further to this newsletter, the Company has an electronic communication to executives, namely the “Executivo em Dia”, as well as the “Televip”, a monthly printed publication sent to employees’ homes.

In the second 2007 half, the Company started the Talk to President program, in which groups of 15 employees have the opportunity of having breakfast with the Company’s president to discuss the new Company challenges. In 2008, 250 employees participated in the 16 such events that were carried out.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

10. Corporate governance (Continued)

10.1 Interaction (Continued)

Since 2006, the Company has promoted the +Telefônica program, in which employees may participate in Company management activities, through implementation of projects influencing the Company’s financial result. In 2008, 75 projects were awarded prizes, thus generating results aggregating R$335 million, between revenue increase and reduction of expenses. At year end a new program edition was launched, this time with the objective of promoting implementation of initiatives focusing on improving customer satisfaction.

10.2 Remuneration

The Company adopts salary structure and remuneration policies compatible with market best practices, with the objective of attracting and retaining talents in a very competitive segment and acknowledging individual performance of professionals, based on targets and results attained. The Total Remuneration concept has the objective of paying nominal salary equivalent to the average salary paid in the market by companies adopting aggressive remuneration policies. The variable remuneration programs and a vast list of benefits complete the total remuneration package with which the Company acknowledges employees’ performance and motivates them for new challenges.

  In 2008, more than 1,058 Company employees were promoted;

  420 employees were included in the Salary Review process with average salary raise of 7%; and

  There was 11% voluntary salary raise (based on merit and performance) to more than 862 employees.

10.3 Development programs

Strongly investing in employee qualification and development programs, the Company obtained the following results in 2008:

  65 professionals attending sponsored MBA courses;

  Participation of 11,997 professionals in 115,939 in-class training hours;

  Participation of more than 1,777 professionals in e-learning programs, totaling 7,264 training hours; and

  Investments of R$8.3 million in employee development and qualification.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

10. Corporate governance (Continued)

10.4 Benefits

In 2008, the Company invested R$56.7 million in employee benefits.

  R$27.2 million in PLAMTEL, one of the best health care plans in the market. PLAMTEL offers not only health care provided for by legislation as well as other specialized health-related services;

  R$31.6 million in meal and food benefits;

  Private pension plan to its employees, in which the Company’s contribution match equals that of employees.

  Trio – Employees promotion, integrated Telefônica products with special discount to employees, Telephone + Broadband Speedy + Digital TV;

  Life insurance to employees of R$1.8 million;

  R$1.4 million invested in child care allowance, in which 564 employees, among fathers and mothers, are currently benefitted;

  R$1.4 million in transportation voucher investments;

  Covenants with entities linked to the telecommunications segment and the Company, such as the Charitable Association for Telecommunication Employees (ABET), Credit Cooperative of Telefônica Group Employees (Coopertel) and Telesp Club.

10.5 Employees’ profile

Distribution by Age Bracket

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

10. Corporate governance (Continued)

10.5 Employees’ profile

Distribution by Length of Service

Distribution by Gender

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

11. Social responsibility

The Telefônica Group believes that corporate social responsibility is a manner of managing its business, taking into consideration the public with which it interrelates. The Group believes that it will be able of ensuring its sustainability by generating positive impact from its activity, in terms of economic, technological and social development and conquering trust from its stakeholders. For the Telefônica Group, attaining economic and financial objectives and results is as important as the manner in which these are attained.

Corporate responsibility management takes into consideration the following:

  Approach focused on the public;

  Business commitment: the main Company responsibility is to “do well what has to be done”, i.e. carry out its business activity as well as possible;

  Responsibility for sustainable development: it is not only to contribute funds to social activities, but also with something else in optimizing the manner in which the operations are carried out, seeking lasting relationships with stakeholders.

Among the corporate social responsibility projects carried out by the Company in 2008, we highlight the following:

  Interactive Generations: the program has the objective of promoting responsible use of Information and Communication Technologies by children and adolescents. For this, it has initiatives related to safety, awareness, education as well as commercial actions. The first of these was the performance of a survey, coordinated by the Navarra University, with public and private schools in the São Paulo state in order to allow children and adolescents to understand these technologies and make parents and teachers aware of the need of putting all of this into practice. At the end of the survey, the results from the schools participating in all Latin America were consolidated in a single document, to be published in Brazil in the first 2009 half.

  Responsible Purchases: project applied to Telefônica Group operations all over the world, with the development of initiatives aiming at progressively implementing corporate responsibility practices in the value chain. In 2008, a process considering social and environmental criteria for evaluation of suppliers that, in a preliminary evaluation, were considered to involve higher risk. The basic requirements considered by Telefônica Group are not to allow minor’s or forced work, not to accept risky work conditions, not to allow sub-human labor conditions and require compliance with environmental legislation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

11. Social responsibility (Continued)

Besides using responsible initiatives in its day-to-day activities, the Telefônica Group also invests in projects to promote social development and sponsors cultural initiatives with the objective of allowing access to all to artistic activities.

11.1 Social investment

Created with the objective of coordinating Telefônica Group’s social investments, Fundação Telefônica (www.fundacaotelefonica.org.br) embraced the mission of contributing to the future development of the regions in which Telefônica Group operates. It was created in March 1999 in Brazil and has sought ever since to promote social development through education, preferably through the application of telecommunication and information technologies as well as defense of rights of children and adolescents.

Fundação Telefônica works in the following four fronts:

a. Pró-Menino Program

This program involves initiatives in the following four lines, linked to social development as well as protection of rights of children and adolescents:

i. Combat against minors’ work: the objective is to contribute to the eradication of minors’ work, assuring children’s full education rights. The program involves investments from Telefônica Group in 13 Latin America countries for more than 50 thousand children in the region. In Brazil, the Fundação Telefônica has supported, since 2007, projects against urban minors’ work. Currently it sponsors 38 projects, which directly benefit approximately 8,800 children and adolescents.

ii. Infringing Youngsters: the objective is to improve quality of the services to help infringing youngsters, following social and educational rules.

Through the Municipal Councils for the Rights of Children and Adolescents, Fundação Telefônica has already technically and financially contributed to projects in 28 Brazilian cities. More than 4,400 adolescents and their families were benefited by this initiative.

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iii. Network helping children and adolescents: it funds projects for the implementation of social and electronic information networks among Municipal Councils for the Rights of Children and Adolescents and the entities for the assistance of this public in the municipalities. Funding is through the Municipal Funds for the Rights of Children and Adolescents.

In November 2008, Fundação Telefônica launched the Redeca system, an information system that allows integration of information on the assistance to children in the same municipality. The tool was developed in tandem with the Foundation and other São Paulo state municipalities and is made available, free of charge, in all the Brazilian territory. The Foundation currently supports five projects in the São Paulo state, in the cities of Araçatuba, Bebedouro, Diadema, São Carlos and Várzea Paulista. Historically, Fundação Telefônica has already supported 17 cities in the construction of these networks.

iv. Pró-Menino Portal (www.promenino.org.br): created in November 2003, this portal is an important information channel for professionals working with protection of rights of children and adolescents, including the public composing the school community. Its objective is that of empowering professionals of the area, following the directives from the Statute of Children and Adolescents (ECA). The portal carries out the annual competition denominated Concurso Causos do ECA, together with the Children’s Rights News Agency (ANDI) and EducaRede. This initiate aims at disseminating and granting awards to true histories showing that ECA is a life transformation tool. In the fourth such competition carried out in 2008, there were 952 participants, up 43% in relation to prior year.

b. EducaRede Program

With the objective of improving public education quality, through digital inclusion, this Program has as main tool an open and free of charge portal (www.educarede.org.br), mainly created to elementary and secondary school students and teachers. Developed by Fundação Telefônica, together with the Center of Studies and Surveys on Education, Culture and Communitarian Actions (CENPEC), Carlos Alberto Vanzolini Foundation and Terra portal, the EducaRede program is a tool supplementing classes, which allows use of new technologies in the pedagogical process.

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b. EducaRede Program (Continued)

Launched in March 2002, the EducaRede portal is among the most consolidated national educational portals. It has 1.1 million page visits on average. Out of total users, 80% are from public schools. The portal has interactive and direct participation environments, which provide support to teachers. Fundação Telefônica has already invested more than R$11 million in the EducaRede program.

c. Forum

Activities aiming at generating knowledge and ideas related to key matters for the Company, such as the Information Society matter and the impact from Information and Communication Technologies. In Brazil, one of the initiatives developed is the Telephone Memory Center, with the objective of preserving telecommunications history and making it available to the population. Part of the educational activities carried out are described on the site www.museudotelefone.org.br

d. Telefônica Volunteers Program

This program is coordinated by Fundação Telefônica and the Human Resources and Communication areas of the Company and was developed to support volunteer employees or those wishing to participate in actions of this nature. The initiative started in 2005, as a pilot project and in 2006 it was extended to all Group companies (Telesp, Terra, TGestiona and A. Telecom). The program involves initiatives in the following five lines:

i. Child Incentive Campaign: Campaign to promote monetary donations by employees to the Municipal Funds for the Rights of Children and Adolescents, with possibility of deduction in the Income Tax Return (donations by individuals may offset up to 6% of tax due). The funds collected are distributed to organizations accredited with Municipal Councils. In 2008, R$70,000 were collected.

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d. Telefônica Volunteers Program (Continued)

ii. Campaigns: Donation of coats, toys and blood, among others. These campaigns take place at certain times of the year and may also take place in certain emergencies, alike that to help flood victims in Santa Catarina, with monetary donations by Telefônica employees.

iii. Information Workshops: Workshops that address matters such as Corporate Social Responsibility, Third Sector and Volunteerism. The proposal is to provide information on practical and conceptual matters to promote employees’ volunteer initiatives, whether within the Company or not.

iv. Projects Competition: Support to proposals for institutional strengthening of organizations in which Group volunteers already work. Employees participate in an internal process in order to submit their proposals. The selected ones receive financial support for implementation purposes.

v. Volunteers Day: On October 3, 2008, more than 1,500 employees from the Telefônica Group participated in the Telefônica’s Volunteers Day celebration held in São Paulo, Campinas, Ribeirão Preto, Rio de Janeiro and Porto Alegre. The event was held in Brazil for the first time in 2006, and was then held in 2007 in Spain and other 12 Latin American countries in which Telefônica Group operates. Volunteers donating a day’s work go to the selected institutions and carry out activities, such as refurbishment, construction, recreational, gardening and landscaping activities, as well as book and toy libraries structuring.

In São Paulo the benefitted organization in 2008 was the Tabor Community Educational Center, in São Mateus district, in the East zone of the city. The entity assists 1,000 children and adolescents living in the region and offers supplementary educational activities.

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Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

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11.2 Sponsorships

Through its sponsorships, the Telefônica Group mainly seeks to allow access to all the population to cultural activities as well as promote social use of Information and Communication technologies (TIC). In 2008, the main such initiatives were:

a. Campus Party Brazil

Carried out in Spain since 1997, the major Internet event in the world took place for the first time outside Europe, in São Paulo, in the period from February 11 to 17, 2008. In the seven days of the event, the Campus Party Brazil received more than 90 thousand visitors. In addition, 3,000 participants camped in the area and shared experiences related to the digital world. One of the major attractions in the event was the innovative broadband Internet access speed provided by the Company of 5,5 Gb. The success of the first Brazilian event made the Company sponsor the event again in the period from January 19 to 25, 2009, in the Imigrantes Exhibition Center, in São Paulo. The capacity made available to participants was of 10 GB.

b. Telefônica Trio Tons

A series of free presentations in countryside cities, with the participation of national singer trios. In 2008, the event took place in Bauru, Jundiaí, Santo André, Sorocaba and São José do Rio Preto, with the participation of artists such as Daniela Mercury, Frejat, Nando Reis, Paralamas do Sucesso, Tony Garrido and Vanessa da Mata, with average audience per show of 30 thousand people.

c. Telefônica Open Jazz

With the objective of allowing access to all to jazz, two free of charge shows took place in São Paulo, with Macy Gray and Herbie Hancock, in June, and Chaka Khan and Brandford Marsalis, in November. Each presentation gathered around 30 thousand people.

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11. Social responsibility (Continued)

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d. Bachiana Chamber Orchestra

Free orchestra shows in countryside cities of São Paulo in order to promote classical music among the population. In 2008, there were five shows, with total audience of 15 thousand people.

e. Football Museum

Inaugurated in the Pacaembu Stadium, on September 29, 2008, the museum has the mission of disclosing and preserving football as a Brazilian cultural manifestation, in collaboration with large companies, including the Company, which gives its name to the Sciences Room.

12. Environment

In 2007, there was a change in Telefônica Group’s commitment to environment and sustainability, with the establishment of the Strategic Environmental Plan 2008-2012, focusing on the following main aspects:

  Climate changes: improve energetic efficiency of operating processes and improve telecommunication services in order to reduce CO2 emissions.

  Environmental management: establish an homogeneous and integrated operating management model, also involving the supply chain.

  Residue management: promote management through international covenants and agreements.

  Responsible network development: ensure that network expansion, maintenance and modernization follow environmental criteria also taking into consideration Company insights in relation to fixed and mobile installations.

  Telecommunications and sustainable development: improve telecommunication services allowing electricity savings by the population, atmospheric and acoustic control or natural catastrophe prevention.

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Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

12. Environment (Continued)

Due to the global importance of climate changes and the strategic role that Information and Communication Technologies (TICs) may have and, consequently, the Company, the Group developed the Climate Changes Strategic Plan to reduce greenhouse gases.

The Strategic Plan encompasses from internal initiatives focusing on energetic efficiency to better use of Company services as part of the solution to climate changes. The project comprises the following initiatives:

  Measurement: The Telefônica Group developed a methodology for controlling energetic and greenhouse gas indicators to monitor them and thus propose quantifiable medium and long-term objectives. For this, an internal work procedure was developed in 2007 with the objective of establishing the methodology for quantifying greenhouse gas emissions. This allowed, at the beginning of 2008, the realization for the first time of a global greenhouse gas inventory based on standards known as GHG Protocol, IPCC and Standard ISO 14064-1. According to this work, the Company emitted 58.9 thousand tons of CO2 in 2007, equivalent to 3.8 kilos per customer access (access is construed to be wire telephone lines in service, broadband, data and Internet access and pay TV).

  Reduction of internal emissions: Among the energetic efficiency initiatives that have been developed by the Company, we highlight:

i. Works to use external air, thus reducing electricity consumption by air conditioning system

ii. Transformers removal works

iii. Automated telephone switch center power factor adjustment

iv. Installation of temperature meters

v. Automated building lighting system

vi.Energy metering system adjustments.

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Management report (Continued) December 31, 2008 and 2007 (In thousands of reais)

12. Environment (Continued)

The implementation of energetic efficiency initiatives has made average electricity consumption by equivalent terminal to decrease from 4.35 KWh in 2000 to 2.47 KWh in 2008. With these initiatives, the Company was considered in 2008 a Leading Company and was granted the I Época Climate Change Award. This award, granted by Época magazine (Globo printing house) had technical support from PricewaterhouseCoopers and highlighted initiatives from 20 companies that have environmental policies to reduced the emission of gases worsening the greenhouse effect.

13. Acknowledgment

Company management would like to thank hereby shareholders, customers, suppliers, financial institutions and other entities involved in its activities, for their support and trust, and particularly its employees, for their dedication and commitment, which allowed the Company to attain the results presented heretofore.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	April 06, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director